    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 1999

                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                        AFFILIATED MANAGERS GROUP, INC.

             (Exact name of Registrant as specified in its charter)

                       DELAWARE                                                04-3218510
             (State or other jurisdiction                                   (I.R.S. Employer
           of incorporation or organization)                               Identification No.)

                      TWO INTERNATIONAL PLACE, 23RD FLOOR
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 747-3300
              (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive office)
                            ------------------------

                                WILLIAM J. NUTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        AFFILIATED MANAGERS GROUP, INC.
                      TWO INTERNATIONAL PLACE, 23RD FLOOR
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 747-3300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

          MARTIN CARMICHAEL III, P.C.                         DAVID B. HARMS, ESQ.
          GOODWIN, PROCTER & HOAR LLP                          SULLIVAN & CROMWELL
                EXCHANGE PLACE                                  125 BROAD STREET
          BOSTON, MASSACHUSETTS 02109                       NEW YORK, NEW YORK 10004
                (617) 570-1000                                   (212) 558-4000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration
Statement becomes effective.
                             ---------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /
-------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
-------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED MAXIMUM      PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                 AMOUNT TO BE            OFFERING             AGGREGATE             AMOUNT OF
       SECURITIES BEING REGISTERED (1)           REGISTERED (1)     PRICE PER SHARE (2)    OFFERING PRICE (2)     REGISTRATION FEE
Common Stock, par value $.01 per share.......   7,167,858 shares          $31.5625            $226,235,519            $62,894

(1) Includes up to 934,938 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Based upon the average of the high and low sale prices reported on the New York Stock Exchange on January 27, 1999, and estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION. DATED FEBRUARY 1, 1999.
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

                                6,232,920 Shares

    [LOGO]       AFFILIATED MANAGERS GROUP, INC.

                                  Common Stock

                                 -------------

    Affiliated Managers Group, Inc. is offering 4,000,000 shares of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,232,920 shares. See "Selling Stockholders". AMG will not receive any of the proceeds from the sale of shares by the selling stockholders.

    AMG's Common Stock is traded on the New York Stock Exchange under the symbol
"AMG". The last reported sale price of the Common Stock on February   , 1999 was
$         per share.

    SEE "RISK FACTORS" ON PAGE 11 TO READ ABOUT SEVERAL FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              Per Share      Total
                                                             -----------  -----------
Initial public offering price..............................   $           $
Underwriting discount......................................   $           $
Proceeds, before expenses, to AMG..........................   $           $
Proceeds, before expenses, to the selling stockholders.....   $           $

    The underwriters may, under certain circumstances, purchase up to an additional 934,938 shares from AMG at the initial public offering price less the underwriting discount.
                               ------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on       , 1999.

GOLDMAN, SACHS & CO.
             MERRILL LYNCH & CO.
                          MORGAN STANLEY DEAN WITTER
                                        SCHRODER & CO. INC.

                               ------------------

                     Prospectus dated              , 1999.

                            ASSETS UNDER MANAGEMENT

[GRAPHS--ASSETS UNDER MANAGEMENT & EBITDA CONTRIBUTION]

    [Graphical depiction of growth in assets under management from December 30, 1993 to December 31, 1998; vertical axis of assets under management (in billions) ranging from $0 to $65 billion; horizontal axis is chronology of December 1993 through December 1998; graph includes indication of approximate date the Company completed each of its thirteen investments; line graph begins at approximately $1 billion in June 1994 and rises to approximately $62 billion in December 1998.]

                           EBITDA CONTRIBUTION(2)(3)
                 PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1998

    [Pie chart display of EBITDA Contribution(1) pro forma nine months ended September 30, 1998 by client type, asset class and geography; first pie chart depicting EBITDA Contribution by client type showing institutional, mutual funds, high net worth and other client types representing 48%, 28%, 18% and 6% of EBITDA Contribution, respectively; second pie chart depicting asset class EBITDA Contribution with equities, other and fixed income at 89%, 6% and 5%, respectively; third pie chart depicting EBITDA Contribution by geography with domestic investments and global investments(2) representing 71% and 29%, respectively.]

(1) Reflects our investment in Rorer on January 6, 1999 on a pro forma basis.

(2) We hold interests in thirteen investment management firms, which we refer to as our "affiliates". EBITDA Contribution represents the portion of an affiliate's revenues that is allocated to AMG, after amounts retained by the affiliate for compensation and day-to-day operating and overhead expenses, but before the interest, tax, depreciation and amortization expenses of the affiliate. EBITDA Contribution does not include holding company expenses. We believe that EBITDA Contribution may be useful to investors as an indicator of each affiliate's contribution to AMG's ability to service debt, to make new investments and to meet working capital requirements. EBITDA Contribution is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA Contribution and EBITDA, as calculated by us, may not be consistent with comparable computations by other companies. EBITDA Contribution across all affiliates by asset class, client type, and geography of investment is determined by multiplying each affiliate's EBITDA Contribution for the period by the percentage of its period-end assets under management in the relevant category. The sum of the EBITDA Contribution by category for all affiliates constitutes the EBITDA Contribution to us in that category for the period.

(3) Global investments consist of accounts invested primarily in non-U.S. marketable securities.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT AMG AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF SEVERAL FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS. WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                                      AMG

BACKGROUND

    We are an asset management holding company which buys and holds majority interests in mid-sized investment management firms. We seek to grow by investing in additional firms, as well as through the internal growth of the firms in which we have already invested. With the completion of our most recent investments--in Davis Hamilton Jackson & Associates and Rorer Asset Management--we have invested in 13 investment management firms that managed $62.1 billion in assets at December 31, 1998.

    We were founded in 1993 to address the succession and ownership transition issues facing the founders and principal owners of many mid-sized investment management firms. We generally define "mid-sized" as firms with $500 million to $10 billion in assets under management. We believed that many of the owners of these firms would be interested in a new and better way to handle the problems involved in shifting ownership and control to the next generation of management. Before AMG, succession planning alternatives for these firms were typically limited to:

    - the sale of the owners' interests to their employees, generally at prices below fair market value, or

    - the sale of 100% of the firm's equity, which often failed to provide adequate incentives for succeeding management to grow the firm.

OUR TRANSACTION STRUCTURE

    We have developed an innovative transaction structure which we believe is a superior succession planning alternative for growing, mid-sized investment management firms. In our structure, we purchase a majority interest and management of these firms holds the remaining interest. We believe that this structure appeals to these firms because it:

    - allows their owners to sell a portion of their interest, while ongoing management, including junior management, holds a significant ownership interest and has the opportunity to sell that interest to us in the future,

    - provides management with autonomy over the day-to-day operations of their firm, and

    - allows management to retain a fixed portion of their revenues to pay their operating expenses (including salaries and bonuses), and permits management to decide how to spend these revenues.

    We believe that our structure distinguishes us from other buyers of investment management firms. Other buyers generally seek to own 100% of their target firms and, in many cases, seek to control the day-to-day management of such firms. We believe that our structure is particularly appealing to managers of firms who anticipate strong future growth, because it gives them the opportunity to profit from the growth of their retained ownership interest.

OUR GROWTH STRATEGY

    We have achieved substantial growth in assets under management, EBITDA and net income by making new investments in mid-sized investment management firms as well as through the internal growth of our affiliates. Since our initial public offering in November 1997, we have made three new investments adding approximately $13.5 billion, or 29% to our assets under management, based on our pro forma assets under management at December 31, 1998.
    In our view, we have many opportunities to continue our growth. Our primary strategies for achieving this growth are:

    - growing our existing affiliates, and
    - investing in additional mid-sized investment management firms.

    The following table presents information that we believe illustrates our growth from 1997 to 1998:

                                                                                             INCREASE
                                                                                     ------------------------
                                                      YEAR ENDED DECEMBER 31,        HISTORICAL    PRO FORMA
                                                -----------------------------------   1998 OVER    1998 OVER
                                                 PRO FORMA                            PRO FORMA    PRO FORMA
                                                AS ADJUSTED  HISTORICAL   PRO FORMA  AS ADJUSTED  AS ADJUSTED
                                                  1997(1)      1998(2)     1998(3)      1997         1997
                                                -----------  -----------  ---------  -----------  -----------
                                                             (UNAUDITED)
Assets under management (in millions).........   $  45,673    $  57,731   $  62,131          26%          36%
EBITDA(4) (in thousands)......................      45,010       76,312      89,278          70           98
Income before extraordinary item (in
  thousands)..................................       8,761       25,551      28,254         192          222
Income before extraordinary item per share--
  diluted.....................................   $    0.49    $    1.33   $    1.45         171          196

 --------------------------------

 (1) Pro forma as adjusted data gives effect to all investments made as of December 31, 1997 as if such investments occurred on January 1, 1997.
 (2) On January 27, 1999, we announced our financial and operating results for the fourth quarter and year ended December 31, 1998, which we have included in the "Recent Developments" section of this prospectus.

 (3) Pro forma data gives effect to all investments made as of December 31, 1998 and the Rorer investment completed on January 6, 1999 as if such investments occurred on January 1, 1998.

 (4) "EBITDA" represents earnings before interest expense, income taxes, depreciation, amortization and extraordinary items. We believe EBITDA may be useful to investors as an indicator of our ability to service debt, to make new investments and to meet working capital requirements. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. EBITDA is not a measure of financial performance under generally accepted accounting principles and you should not consider it an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

    INTERNAL GROWTH. Our affiliates' assets under management increased 13% during 1998 on a pro forma basis from $54.9 billion at December 31, 1997 to $62.1 billion at December 31, 1998. Over the same period Tweedy, Browne, our largest affiliate based on EBITDA Contribution(*), grew its assets under management by 24%, from $5.3 billion to $6.6 billion.

    We continue to believe that our affiliates are well positioned for future internal growth. Our affiliates manage assets across a diverse range of investment styles, asset classes and client types, with significant participation in fast-growing segments such as equities, global

------------------------

(*)   EBITDA Contribution represents the portion of an affiliate's revenues that is allocated to AMG, after amounts retained by the affiliate for compensation and day-to-day operating and overhead expenses, but before the interest, tax, depreciation and amortization expenses of the affiliate. EBITDA Contribution does not include holding company expenses. We believe that EBITDA contribution may be useful to you as an indicator of each affiliate's contribution to AMG's ability to service debt, to make new investments and to meet working capital requirements. EBITDA Contribution is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA Contribution and EBITDA, as calculated by us, may not be consistent with comparable computations by other companies.

investments and mutual funds. For the nine months ended September 30, 1998 pro forma, investments in equity securities represented 89% of EBITDA Contribution, while global investments represented 29% of EBITDA Contribution. For the same period, mutual fund assets represented 28% of EBITDA Contribution. Other asset classes, including fixed income, represented 11% of EBITDA Contribution; domestic investments represented 71% of EBITDA Contribution; and institutional, high net worth and other client types represented 72% of EBITDA Contribution for the same period.

                                 OUR AFFILIATES

                                                                                                   ASSETS UNDER
                                                                                                   MANAGEMENT(2)
                                                         PRINCIPAL                 DATE OF        ---------------
                 AFFILIATE(1)                           LOCATION(S)              INVESTMENT
----------------------------------------------  ---------------------------  -------------------   (IN MILLIONS)
Burridge......................................  Chicago; Seattle             December 1996          $     1,594
Davis Hamilton Jackson........................  Houston                      December 1998                3,468
Essex.........................................  Boston                       March 1998                   5,558
First Quadrant................................  Pasadena, CA; London         March 1996                  26,615(3)
GeoCapital....................................  New York                     September 1997               2,543
Gofen and Glossberg...........................  Chicago                      May 1997                     4,280
Hartwell......................................  New York                     May 1994                       362
Paradigm......................................  New York                     May 1995                     2,898
Renaissance...................................  Cincinnati                   November 1995                1,390
Rorer.........................................  Philadelphia                 January 1999                 4,400
Skyline.......................................  Chicago                      August 1995                  1,161
Systematic....................................  Teaneck, NJ                  May 1995                     1,221
Tweedy, Browne................................  New York; London             October 1997                 6,641
                                                                                                  ---------------
      Total...................................                                                      $    62,131

------------------------

(1) We own majority interests in each of our affiliates other than Paradigm.

(2) Pro forma as of December 31, 1998, reflecting the Rorer investment completed on January 6, 1999.

(3) Includes directly managed assets of $10.5 billion and $16.1 billion of assets indirectly managed using "overlay" strategies. These strategies use futures, options or other derivative securities for the purpose of enhancing the returns on an underlying portfolio of assets. First Quadrant may also directly manage the underlying portfolio, or it may be directly managed by another firm. Overlay strategies generate advisory fees which are generally at the lower end of the range of those generated by First Quadrant's directly managed portfolios.

    NEW INVESTMENTS.  Since March 1, 1998, we completed three new investments:
Essex, Davis Hamilton Jackson, and Rorer. With the addition of the three new affiliates, we increased our concentration of investments in equity securities which generally earn higher fees and have historically experienced higher growth in assets under management. These three completed investments added $34.1 million in EBITDA to our existing operations on a pro forma basis for the twelve months ended December 31, 1998.

    On January 29, 1999, we entered into a definitive agreement to purchase The Managers Funds, L.P., subject to customary closing conditions. Managers serves as the adviser to a $1.8 billion family of 10 mutual funds which it manages using a subadviser strategy. We describe this transaction below in the "Recent Developments" section of this prospectus.

    We continue to seek opportunities to make new investments. We estimate that there are approximately 1,300 mid-sized firms in the United States, Canada and the United Kingdom. We believe that many of the founders of these firms are approaching retirement age and will begin to plan for succession at their firms. We also see opportunities to invest in firms which are currently wholly-owned by larger companies which are looking to exit the business.

    We believe that we are well positioned to take advantage of these investment opportunities because our management team has substantial industry experience and expertise in structuring and negotiating transactions, as well as a highly organized process for identifying and contacting investment prospects. We identify and develop relationships with promising potential affiliates based on a thorough understanding of the universe of mid-sized investment management firms derived from our proprietary database and contact management system. We try to increase awareness of our approach to investing by actively participating in conferences and seminars related to succession planning for investment management firms. We maintain an active calling program in order to develop relationships with prospective affiliates. We have identified over 750 companies in our target universe. In the past three years, our management team has visited over 440 firms.
    Our offices are located at Two International Place, 23rd Floor, Boston, Massachusetts 02110. Our telephone number is (617) 747-3300.

                                  THE OFFERING

    The following information assumes that the underwriters do not exercise the option granted by AMG to purchase additional shares in the offering. See "Underwriting".

Shares offered by AMG........................  4,000,000

Shares offered by the selling stockholders...  2,232,920

  Total shares offered.......................  6,232,920

Shares to be outstanding after the             23,282,559
  offering(1)................................

NYSE symbol..................................  "AMG"

Use of proceeds..............................  To reduce existing indebtedness. See "Use of
                                               Proceeds".

------------------------

(1) Excludes 1,171,750 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options under our stock option plans.

                         ------------------------------

    Except as otherwise indicated in the prospectus, all references in this prospectus to our outstanding Common Stock include our Common Stock, our Class B Non-Voting Common Stock and our Series C Non-Voting Convertible Stock. We are not offering any shares of our Class B Non-Voting Common Stock or our Series C Non-Voting Convertible Stock in this offering.

                        SUMMARY PRO FORMA FINANCIAL DATA
        (IN THOUSANDS, EXCEPT AS INDICATED AND SHARE AND PER SHARE DATA)

    The unaudited pro forma consolidated financial data set forth below give effect to our investments in Essex, Davis Hamilton Jackson and Rorer and related financings as if they occurred on January 1, 1998. The summary pro forma financial data are not necessarily indicative of the results that might have occurred had the transactions reflected actually taken place at the beginning of the period specified and we do not intend the summary pro forma financial data to be a projection of future results. The summary pro forma financial data should be read in conjunction with our consolidated financial statements and the notes to such statements, and the other financial information included or incorporated by reference in this prospectus.

                                                                           PRO FORMA        PRO FORMA AS ADJUSTED
                                                                       NINE MONTHS ENDED      NINE MONTHS ENDED
                                                                       SEPTEMBER 30, 1998   SEPTEMBER 30, 1998(1)
                                                                      --------------------  ----------------------
STATEMENT OF OPERATIONS DATA:
Revenues............................................................      $    189,692           $

Operating expenses:
  Depreciation and amortization.....................................            18,155
  Other operating expenses..........................................            99,321
                                                                            ----------             ----------
    Total operating expenses........................................           117,476
  Operating income..................................................            72,216
Non-operating (income) and expenses:
  Investment and other income.......................................            (1,593)
  Interest expense..................................................            13,645
                                                                            ----------             ----------
    Total non-operating (income) and expenses.......................            12,052
                                                                            ----------             ----------
Income before minority interest and income taxes....................            60,164
  Minority interest.................................................            29,227
                                                                            ----------             ----------
Income before income taxes..........................................            30,937
  Income taxes......................................................            12,994
                                                                            ----------             ----------
Net income..........................................................      $     17,943
                                                                            ----------             ----------
                                                                            ----------             ----------
Net income per share--diluted.......................................      $       0.92
                                                                            ----------             ----------
                                                                            ----------             ----------
Average shares outstanding--diluted.................................            19,554

OTHER FINANCIAL DATA:
Assets under management (at period end, in millions)................      $     56,657           $
EBITDA(2)...........................................................            62,737
EBITDA as adjusted(3)...............................................            36,098
Historical cash flow from operating activities......................            35,650
Historical cash flow used in investing activities...................           (67,845)
Historical cash flow from financing activities......................            39,261

                                                                                                  PRO FORMA
                                                                           PRO FORMA             AS ADJUSTED
                                                                       SEPTEMBER 30, 1998   SEPTEMBER 30, 1998(1)
                                                                      --------------------  ----------------------
BALANCE SHEET DATA:
Current assets......................................................      $     74,603
Acquired client relationships, net..................................           189,210
Goodwill, net.......................................................           364,759
Total assets........................................................           647,269
Current liabilities.................................................            22,868
Senior debt.........................................................           287,300
Subordinated debt...................................................               800
Total liabilities...................................................           320,582
Minority interest...................................................            21,264
Stockholders' equity................................................           305,423

------------------------

(1) Pro forma as adjusted data give effect to: our sale of 4,000,000 shares of Common Stock in this offering and the application of the estimated net proceeds to AMG from this offering. See "Use of Proceeds" and "Capitalization".

(2) See note (3) to the Summary Historical Financial Data included elsewhere in this prospectus.

(3) See note (4) to the Summary Historical Financial Data included elsewhere in this prospectus.

                       SUMMARY HISTORICAL FINANCIAL DATA
        (IN THOUSANDS, EXCEPT AS INDICATED AND SHARE AND PER SHARE DATA)

    The summary historical consolidated financial data set forth below with respect to our statement of operations data for the three years ended December 31, 1997 and with respect to our balance sheet data as of December 31, 1997 are derived from our audited consolidated financial statements which are incorporated by reference in this prospectus. The summary historical financial data set forth below for the nine month periods ended September 30, 1997 and 1998 and as of September 30, 1997 and 1998 are unaudited and include all adjustments, consisting only of normal, recurring adjustments, in the opinion of our management necessary for a fair presentation of the financial information for such periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the full year. The summary historical consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus.

                                                                          NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                       -------------------------------  ---------------------
                                         1995       1996       1997       1997        1998
                                       ---------  ---------  ---------  ---------  ----------
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $  14,182  $  50,384  $  95,287  $  53,280  $  158,201

Operating expenses:
  Depreciation and amortization......      4,307      8,985      8,558      4,180      14,725
  Other operating expenses...........      8,585     34,228     64,168     40,128      83,201
                                       ---------  ---------  ---------  ---------  ----------
    Total operating expenses.........     12,892     43,213     72,726     44,308      97,926
                                       ---------  ---------  ---------  ---------  ----------
  Operating income...................      1,290      7,171     22,561      8,972      60,275
Non-operating (income) and expenses:
  Investment and other income........       (265)      (337)    (1,174)      (814)     (1,341)
  Interest expense...................      1,244      2,747      8,479      2,707      10,567
                                       ---------  ---------  ---------  ---------  ----------
    Total non-operating (income) and
      expenses.......................        979      2,410      7,305      1,893       9,226
                                       ---------  ---------  ---------  ---------  ----------
Income before minority interest,
  income taxes and extraordinary
  item...............................        311      4,761     15,256      7,079      51,049
Minority interest(1).................     (2,541)    (5,969)   (12,249)    (6,025)    (23,981)
                                       ---------  ---------  ---------  ---------  ----------
Income (loss) before income taxes and
  extraordinary item.................     (2,230)    (1,208)     3,007      1,054      27,068
Income taxes.........................        706        181      1,364        221      10,827
                                       ---------  ---------  ---------  ---------  ----------
Income (loss) before extraordinary
  item...............................     (2,936)    (1,389)     1,643        833      16,241
Extraordinary item(2)................         --       (983)   (10,011)        --          --
                                       ---------  ---------  ---------  ---------  ----------
Net income (loss)....................  $  (2,936) $  (2,372) $  (8,368) $     833  $   16,241
                                       ---------  ---------  ---------  ---------  ----------
                                       ---------  ---------  ---------  ---------  ----------
Income (loss) per share--diluted:
  Income (loss) before extraordinary
    item.............................  $   (2.95) $   (3.22) $    0.20  $    0.12  $     0.85
  Extraordinary item, net............         --      (2.27)     (1.22)        --          --
                                       ---------  ---------  ---------  ---------  ----------
  Net income (loss)..................  $   (2.95) $   (5.49) $   (1.02) $    0.12  $     0.85
                                       ---------  ---------  ---------  ---------  ----------
                                       ---------  ---------  ---------  ---------  ----------
Average shares outstanding--diluted      996,144    431,908  8,235,529  6,850,761  19,146,658

                                                                          NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                       -------------------------------  ---------------------
                                         1995       1996       1997       1997        1998
                                       ---------  ---------  ---------  ---------  ----------
OTHER FINANCIAL DATA:
Assets under management (at period
  end, in millions)..................  $   4,615  $  19,051  $  45,673  $  37,993  $   50,054
EBITDA(3)............................      3,321     10,524     20,044      7,941      52,361
EBITDA as adjusted(4)................      1,371      7,596     10,201      5,013      30,967
Cash flow from operating
  activities.........................      1,292      6,185     16,205      6,749      35,650
Cash flow used in investing
  activities.........................    (37,781)   (29,210)  (327,275)   (27,007)    (67,845)
Cash flow from financing
  activities.........................     46,414     15,650    327,112     24,032      39,261

                                                                                                 SEPTEMBER 30,
                                                                            DECEMBER 31,    -----------------------
                                                                                1997           1997        1998
                                                                           ---------------  ----------  -----------

BALANCE SHEET DATA:
Current assets.....................................                          $    52,058    $   33,331  $    68,793
Acquired client relationships, net.................                              142,875        44,917      163,225
Goodwill, net......................................                              249,698        53,545      310,430
Total assets.......................................                              456,990       142,400      557,780
Current liabilities................................                               18,815        17,251       20,379
Senior debt........................................                              159,500        63,300      200,300
Subordinated debt..................................                                  800            --          800
Total liabilities..................................                              180,771        84,800      231,093
Minority interest(1)...............................                               16,479         8,775       21,264
Preferred stock....................................                                   --        53,577           --
Stockholders' equity...............................                              259,740        48,825      305,423

------------------------

(1) All but one of our affiliates are majority-owned subsidiaries (we own less than a 50% interest in Paradigm). The portion of each of our affiliate's operating results and net assets that are owned by minority owners of each affiliate is reflected as a reduction of net income and stockholders' equity, respectively, and called minority interest.

(2) For each of 1996 and 1997 the extraordinary item represents costs that we wrote off due to the early extinguishment of debt.

(3) "EBITDA" represents earnings before interest expense, income taxes, depreciation, amortization and extraordinary items. We believe EBITDA may be useful to investors as an indicator of our ability to service debt, to make new investments and to meet working capital requirements. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. EBITDA is not a measure of financial performance under generally accepted accounting principles and you should not consider it an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

(4) "EBITDA as adjusted" represents earnings after interest expense and income taxes but before depreciation and amortization and extraordinary items. We believe that this measure may be useful to investors as another indicator of funds available to us, which may be used to make new investments, repay debt obligations, repurchase shares of our Common Stock or pay dividends on our Common Stock. EBITDA as adjusted, as calculated by us, may not be consistent with computations of EBITDA as adjusted by other companies. EBITDA as adjusted is not a measure of financial performance under generally accepted accounting principles and you should not consider it an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

                                  RISK FACTORS

    BEFORE PURCHASING SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BELOW. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, IT COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE ARE FACING. WE MAY HAVE OTHER RISKS AND UNCERTAINTIES OF WHICH WE ARE NOT YET AWARE OR WHICH WE CURRENTLY BELIEVE ARE IMMATERIAL THAT MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

    SOME OF THE STATEMENTS MADE IN THIS "RISK FACTORS" SECTION AND IN OTHER SECTIONS OF THIS PROSPECTUS, OR IN DOCUMENTS THAT WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS INCLUDE, AMONG OTHER THINGS, DESCRIPTIONS OF OUR PLANS AND OBJECTIVES FOR OUR BUSINESS AND OUR FINANCIAL PERFORMANCE, AND THE ASSUMPTIONS THAT UNDERLIE THESE PLANS AND OBJECTIVES AND OTHER FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. THEY ALSO INCLUDE STATEMENTS RELATING TO ACQUISITIONS (INCLUDING PRO FORMA FINANCIAL INFORMATION) AND OTHER BUSINESS DEVELOPMENT ACTIVITIES, FUTURE CAPITAL EXPENDITURES, FINANCING SOURCES AND AVAILABILITY AND THE EFFECTS OF REGULATION AND COMPETITION. WHEN WE USE THE WORDS "MAY," "WILL," "EXPECT," "BELIEVE," "ESTIMATE," "ANTICIPATE," "INTEND," "CONTINUE," OR SIMILAR EXPRESSIONS, THEY ARE GENERALLY FORWARD-LOOKING STATEMENTS. WE BASE THESE STATEMENTS ON OUR CURRENT EXPECTATIONS, BUT MANY FACTORS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE DISCLAIM ANY OBLIGATION TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS TO REFLECT ANY CHANGE IN OUR EXPECTATIONS OR ANY CHANGE IN CIRCUMSTANCES.

                      OUR GROWTH STRATEGY AND INVESTMENTS
                             MAY NOT BE SUCCESSFUL

    Our growth strategy includes acquiring ownership interests in mid-sized investment management firms. To date, we have invested in 13 such firms, which we refer to as our "affiliates". We intend to continue this investment program in the future, assuming that we can find suitable firms to invest in and that we can negotiate agreements on acceptable terms. We cannot be certain that we will be successful in finding or investing in such firms or that they will have favorable operating results.

                         WE HAD NET LOSSES IN 1994-97,
                       OUR FIRST FOUR YEARS OF OPERATION

    We have been in operation for five years and had net losses in the first four years. To date, our growth has come mostly from making new investments. However, the performance of our existing affiliates is becoming increasingly important to our growth. We may not be successful in making new investments and the firms we invest in may fail to carry out their growth or management succession plans. As we continue to execute our business strategy, we may experience net losses in the future, which could have an adverse effect on our financial condition and prospects.

                       FUTURE FINANCINGS COULD ADVERSELY
                         AFFECT US AND OUR STOCKHOLDERS

    A large part of the purchase price we pay for the firms in which we invest usually consists of cash. We believe that our existing cash resources and cash flow from operations will be sufficient to meet our working capital needs for normal operations for the foreseeable future. However, we expect that these sources of capital will not be sufficient to fund anticipated investments in firms. Therefore, we will need to raise capital by making additional long-term or short-term borrowings or by selling more shares, either publicly or privately, in order to complete further investments. This could increase our interest expense, decrease our net income or dilute the interests of our existing shareholders. Our cash needs and restrictions required by our lenders could limit our ability to pay dividends. However, we do not anticipate paying any dividends on our Common Stock in the foreseeable future. We may not be able to obtain financing for future investments on acceptable terms, if at all.

       OUR USE OF DEBT TO FINANCE ACQUISITIONS COULD ADVERSELY AFFECT US

    We plan to use all of the estimated $               million that we will
receive from this offering to repay part of our borrowings. We will then have
approximately $   million of debt and $   million available to borrow under our
credit facility. We can use borrowings under our credit facility for future investments and for our working capital needs only if we continue to meet the financial tests under the terms of the credit facility. We may also borrow an additional $70 million under our credit facility with the consent of our lenders. We anticipate that we will borrow more in the future when we invest in investment management firms. This will subject us to the risks normally associated with debt financing, including the risks that:

    - we will need to use a substantial portion of our cash from operations for required payments of principal and interest, or even that our cash from operations will be insufficient to meet these payments,

    - interest rates on our indebtedness (such as borrowings under our credit facility) bearing interest at floating rates will increase,

    - existing indebtedness cannot be refinanced or that the terms of refinancing will be less favorable than the terms of existing indebtedness, and

    - if we fail to make required payments of principal or interest, or if we fail to meet required financial tests or to comply with other obligations under the loan documents, our lenders may be permitted to accelerate our indebtedness; we might not be able to repay our indebtedness without significant harm to our financial condition or our ability to preserve and to grow our business.

    Our credit facility contains provisions for the benefit of our lenders which could operate in ways that restrict the manner in which we can conduct our business or may have an adverse impact on your interests as a stockholder. For example:

    - Our borrowings under the credit facility are collateralized by pledges of all of our interests in our affiliates (including all interests indirectly held through wholly-owned subsidiaries).

    - Our credit facility contains, and future debt instruments may contain, restrictive covenants that could limit our ability to obtain additional debt financing and could adversely affect our ability to make future investments in investment management firms.

    - Our credit facility prohibits us from paying dividends and other distributions to our stockholders and restricts us, our affiliates and any other subsidiaries we may have from incurring indebtedness, incurring liens, disposing of assets and engaging in extraordinary transactions. We are also required to comply with the credit facility's financial covenants on an ongoing basis.

    - We cannot borrow under our credit facility unless we comply with its requirements.

    Because indebtedness under our credit facility bears interest at variable rates, interest rate increases will increase our interest expense, which could adversely affect our cash flow and ability to meet our debt service obligations. Although we have entered into interest rate "hedging" contracts designed to offset a portion of our exposure to interest rate fluctuations above specified levels, we cannot be certain that this strategy will be effective. If prevailing interest rates drop below levels set in our hedging contracts, we may have to pay higher interest rates under the hedging contracts than would otherwise apply under the actual indebtedness.

                        WRITE-OFFS OF INTANGIBLE ASSETS
                           COULD ADVERSELY AFFECT US

    At September 30, 1998, our total assets were $557.8 million, of which $473.7 million were intangible assets consisting of acquired client relationships and goodwill. We cannot be certain that we will ever realize the value of such intangible assets. We are amortizing (writing off) these intangible assets on a straight-line basis over periods ranging from 9 to 28 years in the case of acquired client relationships and 15 to 35 years in the case of goodwill. Pro forma for all investments in our affiliates to date, amortization of intangible assets, including goodwill, would have resulted in a charge to operations of $21.3 million for the year ended December 31, 1997 and $16.0 million for the nine months ended September 30, 1998.

    We evaluate each investment and establish appropriate amortization periods based on a number of factors including:

    - the firm's historical and potential future operating performance and attrition among clients,

    - the stability and longevity of existing client relationships,

    - the firm's recent, as well as long-term, investment performance,

    - the characteristics of the firm's products and investment styles,

    - the stability and depth of the firm's management team, and

    - the firm's history and perceived franchise or brand value.

    After making each investment, we reevaluate these and other factors on a regular basis to determine if the related intangible assets continue to be realizable and if the amortization period continues to be appropriate. In 1995 and 1996, our reevaluations resulted in the write-off of approximately $2.5 million and $4.6 million of unamortized goodwill, respectively.

    We do not consider the net unamortized balance of the intangible assets of any of our investments to be impaired as of September 30, 1998. However, any such future determination requiring the write-off of a significant portion of unamortized intangible assets could adversely affect our results of operations and financial position. In addition, we intend to invest in additional investment management firms in the future. While these firms may contribute additional revenue to AMG, they will also result in the recognition of additional intangible assets which will cause further increases in amortization expense.

  CHANGES IN ACCOUNTING FOR GOODWILL AMORTIZATION MAY HAVE A MATERIAL ADVERSE
                                  AFFECT ON US

    The Financial Accounting Standards Board (FASB) is currently considering a new approach for all companies that would require all purchased goodwill to be amortized on a straight-line basis over its useful life, not to exceed 20 years. The FASB is also considering an approach in which the useful life of goodwill would be presumed to be 10 years or less, unless sufficient evidence supports a longer life, not to exceed 20 years. It is unclear whether the FASB's new approach would apply only to newly purchased goodwill or whether it would apply to both previously recorded and newly purchased goodwill. The FASB is expected to issue a statement on this issue in the second quarter of 1999.

    We currently amortize goodwill purchased in our 13 investments on a straight line basis ranging from 15 to 35 years. Any changes in GAAP accounting rules that reduce the period over which we may amortize goodwill may have an adverse effect on our acquisition strategy and our financial results. A shorter goodwill amortization period would increase annual amortization expense and reduce our net income over the amortization period.

  WE AND OUR AFFILIATES RELY ON KEY MANAGEMENT PERSONNEL AND CANNOT GUARANTEE
                            THEIR CONTINUED SERVICE

    We depend on the efforts of William J. Nutt, our President and Chief Executive Officer, Sean M. Healey, our Executive Vice President, and our other officers. Messrs. Nutt and Healey, in particular, play an important role in identifying suitable investment opportunities for us and in structuring and negotiating the terms of our investments in investment management firms. Messrs. Nutt and Healey do not have employment agreements with us, although each of them has a significant equity interest in AMG (including options subject to vesting provisions).

    In addition, Tweedy, Browne, our largest affiliate based on revenue, depends heavily on the services of Christopher H. Browne, William H. Browne and John D. Spears. These individuals have managed Tweedy, Browne for over 20 years and are primarily responsible for all of that firm's investment decisions. Although each of these individuals has entered into an employment agreement with Tweedy, Browne providing for continued employment until October 2007, these employment agreements are not a guarantee that these individuals will remain with Tweedy, Browne until that date.

    Our loss of key management personnel or our inability to attract, retain and motivate sufficient numbers of qualified management personnel may adversely affect our business. The market for investment managers is extremely competitive and is increasingly characterized by frequent movement by investment managers among different firms. In addition, because individual investment managers at our affiliates often maintain a strong, personal relationship with their clients based on the clients' trust in individual managers, the loss of a key investment manager at an affiliate could jeopardize the affiliate's relationships with its clients and lead to the loss of client accounts. Losing client accounts in these circumstances could have a material adverse effect on the results of operations and financial condition of AMG and its affiliates. Although we use a combination of economic incentives, vesting provisions, and, in some instances, non-solicitation agreements and employment agreements in an attempt to retain key management personnel, we cannot guarantee that key managers will remain with us.

                      POOR ECONOMIC AND MARKET CONDITIONS
                            MAY ADVERSELY AFFECT US

    Because our affiliates offer a broad range of investment management services and utilize a number of distribution channels, changing conditions in the financial and securities markets directly affect our performance.

    The financial markets and the investment management industry in general have experienced both record performance and record growth in recent years. For example, between January 1, 1995 and December 31, 1998, the S&P 500 Index appreciated at a compound annual rate of approximately 30.5% and the aggregate assets under management of mutual and pension funds grew at a compound annual rate of 20.7% during 1995-1997, according to the Federal Reserve Board and the Investment Company Institute. Domestic and foreign economic conditions and general trends in business and finance, among other factors, affect the financial markets and businesses operating in the securities industry. We cannot guarantee that broader market performance will be favorable in the future. Any decline in the financial markets or a lack of sustained growth may result in a corresponding decline in our affiliates' performance and may cause our affiliates to experience declining assets under management and/or fees, which would reduce cash flow distributable to AMG.

                        POOR PERFORMANCE BY OUR LARGEST
                       AFFILIATE MAY ADVERSELY AFFECT US

    Our investment in Tweedy, Browne represents our single largest investment to date, with a purchase price of $300 million. Tweedy, Browne's revenues represented 31.3% of our pro forma revenues for the first nine months of 1998. Poor financial performance by Tweedy, Browne would have an adverse effect on our consolidated results of operations and financial condition.

   OUR AFFILIATES' INVESTMENT MANAGEMENT CONTRACTS ARE SUBJECT TO TERMINATION
                                ON SHORT NOTICE

    Our affiliates derive almost all of their revenues from investment management contracts. These contracts are typically terminable without penalty upon 60 days' notice in the case of mutual fund clients or upon 30 days' notice in the case of individual and institutional clients. As a result, our affiliates' clients may withdraw funds from accounts managed by the affiliates at their election. In addition, these contracts generally provide for payment based on the market value of assets under management, although a portion also provide for payment based on investment performance. Because most of these contracts provide for payments based on market values of securities, fluctuations in securities prices will directly affect our consolidated results of operations and financial condition. Changes in our clients' investment patterns will also affect the total assets under management. Moreover, some of our affiliates' fees are higher than those of other investment managers for similar types of investment services. The ability of each of our affiliates to maintain its fee levels in a competitive environment depends on its ability to provide clients with investment returns and services which are satisfactory to its clients. We cannot be certain that our affiliates will be able to retain their existing clients or to attract new clients at their current fee levels.

                         THE FAILURE TO RECEIVE REGULAR
                    DISTRIBUTIONS FROM OUR AFFILIATES WOULD
                              ADVERSELY AFFECT US

    Because we are a holding company, we receive all of our cash from distributions made to us by our affiliates. All of our affiliates have entered into agreements with us pursuant to which they have agreed to pay to us a specified percentage of their gross revenues on a quarterly basis. In our agreements with our affiliates, the distributions made to us by our affiliates represent only a portion of our affiliates' gross revenues. Our affiliates use the portion of their revenues not required to be distributed to us to pay their operating expenses and distributions to their management teams. The payment of distributions to us by our affiliates may be subject to the claims of our affiliates' creditors and to limitations applicable to our affiliates under state laws governing corporations, partnerships and limited liability companies, state and federal regulatory requirements for the securities industry and bankruptcy and insolvency laws. As a result, we cannot guarantee that our affiliates will always make these distributions. See "Business--Our Structure and Relationship with Affiliates-- Revenue Sharing Arrangements".

                          OUR PURCHASE OBLIGATIONS MAY
                              ADVERSELY AFFECT US

    When we made our original investments in our affiliates, we agreed to purchase the additional ownership interests in each affiliate from the owners of these interests on pre-negotiated terms which are subject to several conditions and limitations. Consequently, we may have to purchase some of these interests from time to time for cash (which we may have to borrow) or in exchange for newly issued shares of our Common Stock. These purchases may result in us having more interest expense and less net income or in our existing stockholders experiencing a dilution of their ownership in AMG. In addition, these purchases may result in us owning larger portions of our affiliates, which may have an adverse effect on our cash flow and liquidity. See "Business--Our Structure and Relationship with Affiliates--Capitalization of Retained Interest".

  OUR ABILITY TO ALTER THE MANAGEMENT PRACTICES AND POLICIES OF OUR AFFILIATES
                                   IS LIMITED

    Although our agreements with our affiliates give us the authority to control some types of business activities undertaken by them and we have voting rights with respect to significant decisions, our affiliates manage and control their own day-to-day operations, including all investment management policies and fee levels, product development, client relationships, compensation programs and compliance activities. As a result, we may not become aware, for example, of one of our affiliates' non-compliance with a regulatory requirement as quickly as if we were involved in the day-to-day business of the affiliate or we may not become aware of the non-compliance at all. In situations such as the preceding example, our financial condition and results of operations may be adversely affected by problems stemming from the day-to-day operations of our affiliates. See "--Our Affiliates' Businesses Are Highly Regulated". In addition, because our affiliates conduct their own marketing and client relations, they may from time to time compete with each other for clients. See "Business--Our Structure and Relationship with Affiliates".

        WE MAY BE RESPONSIBLE FOR LIABILITIES INCURRED BY OUR AFFILIATES

    Some of our existing affiliates are partnerships of which we are the general partner. Consequently, to the extent any of these affiliates incurs liabilities or expenses which exceed its ability to pay for them, we are liable for their payment. In addition, we may be held liable in some circumstances as a control person for acts of our affiliates or their employees. AMG and each of its affiliates maintain errors and omissions and general liability insurance in amounts which we believe to be adequate to cover any potential liabilities. We cannot be certain, however, that we will not have claims which exceed the limits of our available insurance coverage, that our insurers will remain solvent and will meet their obligations to provide coverage, or that insurance coverage will continue to be available to us with sufficient limits or at a reasonable cost. A judgment against us or any of our affiliates in excess of our available coverage could have a material adverse effect on us.

                        OUR INDUSTRY AND OUR AFFILIATES'
                        INDUSTRY ARE HIGHLY COMPETITIVE

    We are an asset management holding company which invests in mid-sized investment management firms. The market for partial or total acquisitions of interests in investment management firms is highly competitive. We have several competitors which are also set up as holding companies and invest in or buy investment management firms. In addition, many other public and private companies, including commercial and investment banks, insurance companies and investment management firms, most of which have longer operating histories and significantly greater resources than us, invest in or buy investment management firms. Moreover, some of our principal stockholders also invest in or buy investment management firms and may compete with us as we pursue additional investments. We cannot guarantee that we will be able to compete effectively with such competitors, that new competitors will not enter the market or that such competition will not make it more difficult or impracticable for us to make new investments in investment management firms.

    The investment management business is also highly competitive. Our affiliates compete with a broad range of investment managers, including public and private investment advisers as well as firms associated with securities broker-dealers, banks, insurance companies and other entities. From time to time, our affiliates may also compete with each other for clients. Many of our affiliates' competitors have greater resources than do we and our affiliates. In addition to competing directly for clients, competition may reduce the fees that our affiliates can obtain for their services. We believe that each of our affiliate's ability to compete effectively with other firms is dependent upon the affiliate's products, level of investment performance and client service, as well as the marketing and distribution of its investment products. We cannot be certain that our affiliates will be able to achieve favorable investment performance and retain their existing clients.

    OUR INTERNATIONAL OPERATIONS INVOLVE RISKS WHICH MAY ADVERSELY AFFECT US

    Some of our affiliates operate or advise clients outside of the United States. Furthermore, in the future we may invest in other investment management firms which operate or advise clients outside of the United States and our existing affiliates may expand their non-U.S. operations. Our affiliates take risks inherent in doing business internationally, such as changes in applicable laws and regulatory requirements, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting investment advisory fees receivable, political instability, fluctuations in currency exchange rates, expatriation controls and potential adverse tax consequences. We cannot be certain that one or more of these risks will not have an adverse effect on our affiliates, including investment management firms in which we may invest in the future, and, consequently, on our consolidated business, financial condition and results of operations.

                         OUR AFFILIATES' BUSINESSES ARE
                                HIGHLY REGULATED

    Our affiliates' businesses are highly regulated, primarily by U.S. federal authorities and to a lesser extent by other authorities including non-U.S. authorities. The failure of our affiliates to comply with laws or regulations could result in fines, suspensions of individual employees or other sanctions, including revocation of an affiliate's registration as an investment adviser, commodity trading advisor or broker/dealer. Each of our affiliates (other than First Quadrant Limited) is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and is subject to the provisions of the Investment Advisers Act and related regulations. The Investment Advisers Act requires registered investment advisers to comply with numerous obligations, including record keeping requirements, operational procedures and disclosure obligations. Each of our affiliates (other than First Quadrant Limited) is also subject to regulation under the securities laws and fiduciary laws of several states. Moreover, some of our affiliates, including Tweedy, Browne, act as advisers or subadvisers to mutual funds which are registered with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"). As an adviser or subadviser to a registered investment company, each of these affiliates must comply with the requirements of the 1940 Act and related regulations.

    Our affiliates are also subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and related regulations, to the extent they are "fiduciaries" under ERISA with respect to some of their clients. ERISA and related provisions of the Internal Revenue Code of 1986, as amended, impose duties on persons who are fiduciaries under ERISA, and prohibit some transactions involving the assets of each ERISA plan which is a client of an affiliate, as well as some transactions by the fiduciaries (and several other related parties) to such plans. Two of our affiliates, First Quadrant and Renaissance, are also registered with the Commodity Futures Trading Commission as Commodity Trading Advisors and are members of the National Futures Association. Finally, Tweedy, Browne is registered under the Exchange Act as a broker/dealer and, therefore, is subject to extensive regulation relating to sales methods, trading practices, the use and safekeeping of customers' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees.

    Furthermore, the Investment Advisers Act and the 1940 Act provide that each investment management contract under which our affiliates manage assets for other parties either terminates automatically if assigned, or must state that it is not assignable without consent. In general, the term "assignment" includes not only direct assignments, but also indirect assignments which may be deemed to occur upon the direct or indirect transfer of a "controlling block" of the voting securities of one of our affiliates. The 1940 Act provides that all investment contracts with mutual fund clients may be terminated by such clients, without penalty, upon no later than 60 days' notice.

    Several of our affiliates are also subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies. For example, First Quadrant Limited, located in London, is a member of the Investment Management Regulatory Organisation of the United Kingdom, and some of our other affiliates are investment advisers to funds which are organized under non-U.S. jurisdictions, including Luxembourg (where the funds are regulated by the Institute Monetaire Luxembourgeois) and Bermuda (where the funds are regulated by the Bermuda Monetary Authority).

    AMG itself does not engage in the business of providing investment advice and, therefore, is not registered as an investment adviser under federal or state law.

                         YEAR 2000 READINESS DISCLOSURE

    The "Year 2000" poses a concern to our business as a result of the fact that computer applications have historically used the last two digits, rather than all four digits, to store year data. If left unmodified, these applications would misinterpret the Year 2000 for the year 1900 and would in many cases be unable to function properly in the Year 2000 and beyond.

    In anticipation of this problem, we have identified all of the significant computers, software applications and related equipment used at our holding company that need to be modified, upgraded or replaced to minimize the possibility of a material disruption to our business based on the advent of the Year 2000. We anticipate completing our Year 2000 preparations at the holding company by the end of the second quarter of 1999. We estimate our total cost will be less than $800,000 for the four year period ending on December 31, 1999. We cannot be certain that we will not encounter unforeseen delays or costs in completing our preparations.

    We have also established a time line with each of our affiliates to complete its Year 2000 preparations and have received estimates from each of them of the costs required to complete their preparations. As part of our general preparedness program, each of our affiliates has assigned responsibility for preparing for the Year 2000 to a member of its senior management in order to ensure that both proprietary and third party vendor systems will be ready for the Year 2000. All of our affiliates have completed their assessment and plans are in place for the renovation or replacement of all non-compatible systems. We anticipate that the affiliates will complete the renovation or replacement of all non-compatible systems and the subsequent testing of all systems in the first half of 1999. Most of our affiliates pay for the costs of their Year 2000 preparations out of their operating allocation, which is the portion of their revenues that is allocated to pay their operating expenses and is not available for distribution to the owners of the affiliates. As a result, these costs will only reduce an affiliate's distributions to AMG based on AMG's ownership interest in the affiliate if the affiliate's operation expenses exceed its operating allocation and the portion of revenues allocated to the management owners.

    Furthermore, outside service providers perform several processes which are critical to our affiliates' business operations, including transfer agency and custody functions. Our affiliates have surveyed these parties and are monitoring their progress. However, our affiliates have limited control, if any, over the actions of these outside parties and in some instances have no alternative vendors. If the affiliates or their outside service providers fail to resolve their Year 2000 issues, we anticipate that our affiliates' operations could experience material disruptions caused by the inability to process trades and access client and investment research data files and, accordingly, our business would be adversely affected.

    We have based our evaluation of our ability to prepare for the Year 2000 upon a number of assumptions regarding future events, including third party modification plans and the availability of needed resources. We cannot guarantee that these estimates will be achieved, and actual results may differ materially from our estimates. Specific factors which might cause such material differences with respect to the Year 2000 issue include, but are not limited to, the failure of our affiliates and third party providers to achieve represented or stated levels of Year 2000 compliance, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                      OUR CHARTER AND BY-LAWS AND DELAWARE
                      LAW MAY LIMIT THE ABILITY OF THIRD-
                      PARTIES TO CONSUMMATE A TRANSACTION
                         FAVORABLE TO OUR STOCKHOLDERS

    Several provisions of our Restated Certificate of Incorporation, our Amended and Restated By-laws and Delaware law may, together or separately, prevent a transaction from occurring even though it may be beneficial to our stockholders by discouraging potential purchasers from presenting acquisition proposals, delaying or preventing third-parties from acquiring a controlling interest in us, hindering the removal of incumbent directors, and limiting the price that potential investors might be willing to pay in the future for shares of our Common Stock. These provisions also include the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock. We are also subject to Section 203 of the Delaware General Corporation Law which, subject to a few exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder.

                       WE DO NOT PLAN TO PAY DIVIDENDS TO
                                OUR STOCKHOLDERS

    We have never declared or paid a cash dividend on our Common Stock. We intend to retain earnings to repay debt and to finance the growth and development of our business and do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Any declaration of cash dividends in the future will depend, among other things, upon our results of operations, financial condition and capital requirements as well as general business conditions. Our credit facility also contains restrictions which prohibit us from making dividend payments to our stockholders. See "Dividend Policy".

                        MARKET CONDITIONS MAY REDUCE THE
                       TRADING PRICE OF OUR COMMON STOCK

    The market price of our Common Stock has historically experienced and may continue to experience high volatility. Our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our Common Stock to fluctuate substantially. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

    If our stockholders sell substantial amounts of our Common Stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our Common Stock could fall. Such sales may also make it more difficult for us to sell equity or equity-related securities in the public market in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have 23,282,559 shares of our Common Stock outstanding (based on the number of shares outstanding as of December 31, 1998 and assuming no exercise of outstanding stock options after that date). Of these shares, 18,368,289 shares are freely tradable without restriction under the Securities Act of 1933 (the "Securities Act"). Also, 3,122,703 shares are currently eligible for sale in the public market subject to compliance with the volume and other limitations of Rule 144 under the Securities Act, and 1,791,567 shares will become eligible for sale at various times after the date of this prospectus under Rule 144.

    The selling stockholders and all of our directors and officers have agreed
not to sell a total of 3,318,496 of these shares for a period of     days after
the completion of this offering without the consent of the underwriters. In
addition, the Company has also agreed not to sell shares for a period of    days
after the completion of this offering without the consent of the underwriters.

    In addition, we have registered for resale the 2,175,000 shares of our Common Stock reserved for issuance under our stock plans. As of December 31, 1998, options to purchase 1,171,750 shares of our Common Stock were outstanding and will be eligible for sale in the public market from time to time subject to vesting and, in the case of some stock options, the expiration of lock-up agreements. The possible sale of a significant number of the shares may cause the price of our Common Stock to fall.

    In addition, the holders of approximately 2,987,583 shares of our Common Stock have the right in some circumstances to require us to register their shares under the Securities Act for resale to the public, the holders of approximately 5,370,856 shares have the right to include their shares in any registration statement filed by us and some of the managers of our affiliates have the right under some circumstances to exchange portions of their interests in our affiliates for shares of our Common Stock. See "Business--Our Structure and Relationship with Affiliates--Capitalization of Retained Interest". Some of these managers also have the right to include these shares in a registration statement filed by us under the Securities Act. By exercising their registration rights and causing a large number of shares to be sold in the public market, these holders may cause the price of our Common Stock to fall. In addition, any demand to include these shares in our registration statements could have an adverse effect on our ability to raise needed capital.

                                USE OF PROCEEDS

The net proceeds to AMG from the sale of 4,000,000 shares of Common Stock
offered by AMG are estimated to be approximately $      ($      if the
underwriters' over-allotment option is exercised in full) at an assumed public
offering price of $      per share and after deducting the estimated
underwriting discount and estimated offering expenses payable by AMG. We will not receive any proceeds from the sale of shares of Common Stock by the selling stockholders. See "Selling Stockholders". We intend to use the proceeds from this offering to reduce outstanding indebtedness under our credit facility. Our outstanding indebtedness under our credit facility bears interest at variable rates based on the prime rate or LIBOR and matures in December 2002. This interest rate was 5.7% at January 29, 1999.

                                DIVIDEND POLICY

We have never declared or paid a cash dividend on our Common Stock. We currently intend to retain earnings to finance the growth and development of our business, including possible investments, and do not anticipate paying cash dividends for the foreseeable future. Any payment of cash dividends in the future will depend upon our financial condition, capital requirements and earnings, as well as other factors our Board of Directors may deem relevant. Our ability to pay dividends on our Common Stock is dependent on the receipt of distributions from our affiliates. In addition, our credit facility prohibits us from making dividend payments to our stockholders.

                                 CAPITALIZATION

    The following table sets forth AMG's capitalization at September 30, 1998:
(i) on an actual basis; (ii) on a pro forma basis to reflect our recent investments in Davis Hamilton Jackson and Rorer and related financings; and
(iii) on the pro forma basis described for those investments, as adjusted to reflect the conversion of 555,555 shares of our Class B Common Stock into Common Stock in connection with this Offering and our use of the estimated net proceeds from this offering as described under "Use of Proceeds".

                                                                                                       PRO FORMA
                                                                           HISTORICAL    PRO FORMA    AS ADJUSTED
                                                                           -----------  -----------  -------------
                                                                                       (IN THOUSANDS)
Senior debt, current portion.............................................  $        --  $        --  $          --
Senior debt, long-term portion...........................................      200,300      287,300
Subordinated debt........................................................          800          800
                                                                           -----------  -----------  -------------
      Total debt.........................................................      201,100      288,100
Stockholders' equity:
  Series C Non-Voting Convertible Stock, $.01 par value; 1,750,942 shares authorized, issued and outstanding historical, pro forma and pro
    forma as adjusted....................................................       30,992       30,992
  Common Stock, $.01 par value; 40,000,000 shares authorized; 15,707,417 shares issued and outstanding historical and pro forma; and
    20,262,972 shares issued and outstanding pro forma as adjusted(1)....          157          157
  Class B Common Stock, $.01 par value, non-voting; 3,000,000 shares authorized; 1,886,800 shares issued and outstanding historical, pro forma; and 1,331,245 shares issued and outstanding pro forma as
    adjusted.............................................................           19           19
  Additional paid-in capital on Common Stock.............................      273,415      273,415
  Accumulated other comprehensive income.................................           15           15
  Retained earnings......................................................        2,359        2,359
  Less treasury shares...................................................       (1,534)      (1,534)
                                                                           -----------  -----------  -------------
      Total stockholders' equity.........................................      305,423      305,423
                                                                           -----------  -----------  -------------
      Total capitalization...............................................  $   506,523  $   593,523  $
                                                                           -----------  -----------  -------------
                                                                           -----------  -----------  -------------

------------------------

(1) Excludes (i) 92,500 shares of Common Stock reserved for issuance under options outstanding under our 1995 stock plan, of which 53,959 shares were issuable at September 30, 1998 upon the exercise of outstanding stock options at $9.10 per share, and (ii) 898,500 shares of Common Stock reserved for issuance under options outstanding under our 1997 stock plan, of which 32,500 shares were issuable at September 30, 1998 upon the exercise of outstanding stock options at a weighted average exercise price of $34.25 per share. Includes 62,600 shares repurchased after September 30, 1998.

                                    DILUTION

    Our pro forma net tangible book value (deficit) at September 30, 1998 was $(248.6) million, or $(12.71) per share of Common Stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, each on a pro forma basis to reflect our recent investments in Davis Hamilton Jackson and Rorer and related financings, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 4,000,000 shares of Common Stock offered by AMG in this offering at an assumed public offering price of $ per share (before deducting the estimated underwriting discount and estimated offering expenses), and the application of the estimated net proceeds, our pro forma net tangible book value (deficit) at
September 30, 1998 would have been $         million, or $         per share.
This represents an immediate increase in the pro forma net tangible book value
of $         per share to new investors in our Common Stock in this offering.

Assumed public offering price per share(1)...............................             $
    Pro forma net tangible book value (deficit) per share before this offering...........................................................  $  (12.71)
    Increase per share attributable to new investors.....................
Pro forma net tangible book value (deficit) per share after this offering...............................................................
                                                                                      ---------
Dilution per share to new investors(2)(3)................................             $
                                                                                      ---------
                                                                                      ---------

------------------------

(1) Assumed public offering price before deduction of underwriting discount and estimated expenses of this offering to be paid by AMG.

(2) Dilution is determined by subtracting the pro forma net tangible book value per share of our Common Stock after this offering from the assumed public offering price paid by purchasers in this offering for a share of our Common Stock.

(3) Assumes no exercise of outstanding stock options. As of the date of this prospectus, there are options (including both vested and unvested options) outstanding to purchase 1,171,750 shares of Common Stock at a weighted average exercise price of $26.34. See the notes to our consolidated financial statements incorporated by reference. If any of these options were exercised, there would be further dilution to purchasers of Common Stock in this offering.

    Assuming the underwriters' over-allotment options are exercised in full, the pro forma net tangible book value (deficit) at September 30, 1998 would be
$           million, or $           per share of Common Stock, the immediate
increase in pro forma net tangible book value of shares owned by existing
stockholders would be $           per share, and the immediate dilution to
purchasers of shares of Common Stock in this offering would be $         per
share.

                              RECENT DEVELOPMENTS

PLANNED ACQUISITION OF THE MANAGERS
  FUNDS, L.P.

    On January 29, 1999, we entered into a definitive agreement to acquire substantially all of the partnership interests in The Managers Funds, L.P., which serves as the adviser to a family of ten equity and fixed income no-load mutual funds. These mutual funds had a total of $1.8 billion in assets at December 31, 1998. This transaction is subject to customary closing conditions.

    Managers employs an innovative business model whereby it selects subadvisers for its mutual fund products from a universe of over a thousand investment managers. The funds are distributed to retail and institutional clients directly and through intermediaries including independent investment advisers, 401(k) plan sponsors and alliances, broker-dealers, major fund marketplaces and bank trust departments. We believe that the acquisition of Managers will provide some of our affiliates that have traditionally focused on institutional clients with an opportunity to reach new clients through Managers' diverse mutual fund distribution channels.

    Except as otherwise specifically indicated in this prospectus, none of the financial or other information contained in this prospectus reflects our planned acquisition of Managers.

FOURTH QUARTER AND FULL YEAR 1998 RESULTS

    On January 27, 1999, we reported our financial and operating results for the fourth quarter and year ended December 31, 1998.

    Our net income for the fourth quarter was $9.3 million, or $0.48 per share on a diluted basis, on revenues of $80.3 million. Our EBITDA for the fourth quarter was $24.0 million. These results compare to net income before extraordinary item for the fourth quarter 1997 of $0.8 million, or $0.07 per share on a diluted basis, on revenues of $42.0 million, and EBITDA before extraordinary item of $12.1 million. The revenues, EBITDA and net income for the fourth quarter 1998 include substantial performance fees which, due to their dependence on investment results, may not recur to the same magnitude in future years.

    For the year ended December 31, 1998, our net income was $25.6 million, or $1.33 per share on a diluted basis, on revenues of $238.5 million, while our EBITDA for the year ended December 31, 1998 was $76.3 million. For the year ended December 31, 1997, our net income before extraordinary items was $1.6 million, or $0.20 per share on a diluted basis, on revenues of $95.3 million. Our EBITDA for the year ended December 31, 1997 was $20.0 million.

    On a pro forma basis (giving effect to the investments in Essex, completed on March 20, 1998, Davis Hamilton Jackson, completed on December 31, 1998, and Rorer, completed on January 6, 1999, as if each occurred on January 1, 1998), net income for the year ended December 31, 1998 was $28.3 million, or $1.45 per share. Our EBITDA on the same pro forma basis for the year ended December 31, 1998 was $89.3 million.

    Pro forma for the investment in Rorer, assets under management at December 31, 1998 were $62.1 billion. Assets under management by Tweedy, Browne, our largest affiliate based on EBITDA Contribution, rose to $6.6 billion, a 24.3 percent increase for the year. Aggregate net client cash flows were positive for the year at $160 million, although those for the fourth quarter were negative $1.5 billion due to a decline in assets indirectly managed using "overlay" strategies. Overlay assets declined by $1.6 billion in the fourth quarter and for the year. Overlay assets generally carry lower fees than directly managed assets. Excluding the effect of these overlay assets, aggregate directly managed assets of our affiliates increased by $170 million in the fourth quarter and $1.7 billion for the year.

                        AFFILIATED MANAGERS GROUP, INC.
                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             THREE MONTHS ENDED             PRO FORMA
                                                                DECEMBER 31,           THREE MONTHS ENDED
                                                        ----------------------------      DECEMBER 31,
                                                            1997           1998             1998 (1)
                                                        -------------  -------------  ---------------------
                                                                        (UNAUDITED)
STATEMENT OF INCOME DATA:
  Revenues............................................  $      42,007  $      80,293     $        88,635
  Other operating expenses............................         24,040         42,390              46,853
  Depreciation and amortization.......................          4,378          5,398               6,230
                                                        -------------  -------------         -----------
  Operating income....................................         13,589         32,505              35,552
  Investment and other income.........................           (360)          (910)               (992)
  Interest expense....................................          5,772          3,036               4,045

  Income before minority interest, income taxes and
    extraordinary item................................          8,177         30,379              32,499
  Minority interest...................................         (6,224)       (14,862)            (16,232)
                                                        -------------  -------------         -----------
  Income before income taxes and extraordinary item...          1,953         15,517              16,267
  Income tax expense..................................          1,143          6,207               6,832
                                                        -------------  -------------         -----------
  Income before extraordinary item....................            810          9,310               9,435
  Extraordinary item..................................        (10,011)            --                  --
                                                        -------------  -------------         -----------
  Net income (loss)...................................  $      (9,201) $       9,310     $         9,435
                                                        -------------  -------------         -----------
                                                        -------------  -------------         -----------
  Average shares outstanding--diluted.................     12,344,678     19,360,481          19,358,753
  Income before extraordinary item per
    share--diluted....................................  $        0.07  $        0.48     $          0.49

OTHER FINANCIAL DATA:
  EBITDA (2)..........................................  $      12,103  $      23,951     $        26,542
  EBITDA as adjusted (3)..............................          5,188         14,708              15,665
  EBITDA as adjusted per share (under same method used
    to calculate diluted earnings per share)..........  $        0.42  $        0.76     $          0.81

                                                                                          PRO FORMA
                                                         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                             1997            1998            1998
                                                        --------------  --------------  --------------
                                                                         (UNAUDITED)
  BALANCE SHEET DATA:
  Senior debt.........................................   $    159,500    $    212,500    $    277,500
  Subordinated debt...................................            800             800             800
  Stockholders' equity................................        259,740         313,655         313,655

                        AFFILIATED MANAGERS GROUP, INC.
                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     PRO FORMA
                                                                        YEAR ENDED DECEMBER 31,      YEAR ENDED
                                                                       --------------------------   DECEMBER 31,
                                                                          1997          1998          1998 (1)
                                                                       -----------  -------------  --------------
                                                                                      (UNAUDITED)
STATEMENT OF INCOME DATA:
  Revenues...........................................................  $    95,287  $     238,494   $    278,327
  Other operating expenses...........................................       64,168        125,590        146,175
  Depreciation and amortization......................................        8,558         20,124         24,386
                                                                       -----------  -------------  --------------
  Operating income...................................................       22,561         92,780        107,766
  Investment and other income........................................       (1,174)        (2,251)        (2,585)
  Interest expense...................................................        8,479         13,603         16,179
  Income before minority interest, income taxes and extraordinary
    item.............................................................       15,256         81,428         94,172
  Minority interest..................................................      (12,249)       (38,843)       (45,459)
                                                                       -----------  -------------  --------------
  Income before income taxes and extraordinary item..................        3,007         42,585         48,713
  Income tax expense.................................................        1,364         17,034         20,459
                                                                       -----------  -------------  --------------
  Income before extraordinary item...................................        1,643         25,551         28,254
  Extraordinary item.................................................      (10,011)            --             --
                                                                       -----------  -------------  --------------
  Net income (loss)..................................................  $    (8,368) $      25,551   $     28,254
                                                                       -----------  -------------  --------------
                                                                       -----------  -------------  --------------
  Average shares outstanding--diluted................................    8,235,529     19,222,831     19,479,900
  Income before extraordinary item per share--diluted................  $      0.20  $        1.33   $       1.45

OTHER FINANCIAL DATA:
  EBITDA (2).........................................................  $    20,044  $      76,312   $     89,278
  EBITDA as adjusted (3).............................................       10,201         45,675         52,640
  EBITDA as adjusted per share (under same method used to calculate
    diluted earnings per share)......................................  $      1.24  $        2.38   $       2.70

                        AFFILIATED MANAGERS GROUP, INC.
                             SUMMARY FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT AS INDICATED)

                                                                                          PRO FORMA
                                                         THREE MONTHS                    THREE MONTHS     PRO FORMA
                                                            ENDED         YEAR ENDED        ENDED         YEAR ENDED
                                                         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                             1998            1998          1998 (1)        1998 (1)
                                                        --------------  --------------  --------------  --------------
                                                                 (UNAUDITED)
SUPPLEMENTAL REPORTED AND PRO FORMA INFORMATION:
Assets under management (at period end, in millions):
  Tweedy, Browne......................................    $    6,641     $      6,641     $    6,641     $      6,641
  Other Affiliates (4)................................        51,090           51,090         55,490           55,490
                                                        --------------  --------------  --------------  --------------
      Total...........................................    $   57,731     $     57,731     $   62,131     $     62,131
                                                        --------------  --------------  --------------  --------------
                                                        --------------  --------------  --------------  --------------
Revenues:
  Tweedy, Browne......................................    $   18,937     $     78,243     $   18,937     $     78,243
  Other Affiliates....................................        61,356          160,251         69,698          200,084
                                                        --------------  --------------  --------------  --------------
      Total...........................................    $   80,293     $    238,494     $   88,635     $    278,327
                                                        --------------  --------------  --------------  --------------
                                                        --------------  --------------  --------------  --------------
Owners' Allocation (5):
  Tweedy, Browne......................................    $   13,072     $     54,097     $   13,072     $     54,097
  Other Affiliates....................................        28,902           69,785         32,818           88,936
                                                        --------------  --------------  --------------  --------------
      Total...........................................    $   41,974     $    123,882     $   45,890     $    143,033
                                                        --------------  --------------  --------------  --------------
                                                        --------------  --------------  --------------  --------------
EBITDA Contribution (6):
  Tweedy, Browne......................................    $    9,392     $     39,284     $    9,392     $     39,284
  Other Affiliates....................................        17,027           44,676         19,618           57,642
                                                        --------------  --------------  --------------  --------------
      Total...........................................    $   26,419     $     83,960     $   29,010     $     96,926
                                                        --------------  --------------  --------------  --------------
                                                        --------------  --------------  --------------  --------------
RECONCILIATION OF EBITDA CONTRIBUTION TO EBITDA:
  Total EBITDA Contribution (as above)................    $   26,419     $     83,960     $   29,010     $     96,926
  Less, holding company expenses......................        (2,468)          (7,648)        (2,468)          (7,648)
                                                        --------------  --------------  --------------  --------------
  EBITDA(2)...........................................    $   23,951     $     76,312     $   26,542     $     89,278
                                                        --------------  --------------  --------------  --------------
                                                        --------------  --------------  --------------  --------------

------------------------

(1) Pro forma financial data gives effect to the investments in Essex, Davis Hamilton Jackson, and Rorer and financing transactions which occurred during 1998 and 1999 as if each of such transactions occurred as of January 1, 1998.

(2) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization and extraordinary items.

(3) EBITDA as adjusted represents earnings after interest expense and income taxes but before depreciation and amortization and extraordinary items.

(4) Assets under management for the three months December 31, 1998 and year ended December 31, 1998 reflect assets for Davis Hamilton Jackson. Revenues, Owners' Allocation and EBITDA Contribution for the same periods do not reflect the investment in Davis Hamilton Jackson due to its closing date of December 31, 1998.

(5) Owners' Allocation represents the portion of an affiliate's revenues which is allocated to the owners of that affiliate, including AMG, generally in proportion to their ownership interests, pursuant to the revenue sharing agreement with such affiliate.

(6) EBITDA Contribution represents the portion of an affiliate's revenues that is allocated to AMG after amounts retained by the affiliate for compensation and day-to-day operating and overhead expenses, but before the interest, income taxes, depreciation and amortization expenses of the affiliate.

                                    BUSINESS

OVERVIEW

    We acquire equity interests in mid-sized investment management firms and currently derive all of our revenues from those firms. We refer to the firms in which we have invested as our "affiliates". We hold investments in 13 affiliates that managed $62.1 billion in assets at December 31, 1998.

    We were founded in 1993 to address the succession and ownership transition issues facing the founders and principal owners of many mid-sized investment management firms. We did this because we believed that many of them wanted a new alternative for shifting ownership to the next generation of management. We developed an innovative transaction structure to serve as a superior succession planning alternative for these firms.

    The key component of our transaction structure is our purchase of majority interests in these firms. Within this structure, we allow ongoing managers to keep a significant ownership interest in their firms which they may sell to us in the future, we give management autonomy over the day-to-day operations of their firm, and we allow management to decide how to spend a fixed portion of their revenues on salaries, bonuses and other operating expenses.

    We implement our structure through a revenue sharing arrangement with each of our affiliates. This arrangement allocates a specified percentage of revenues, typically 50-70%, for use by affiliate's management in paying the salaries, bonuses and other operating expenses of the affiliate and the remaining portion of revenues, typically 30-50%, to the owners of that affiliate, including AMG, generally in proportion to their ownership of the affiliate. We believe that our structure is particularly appealing to managers of firms which anticipate strong future growth, because it gives them the opportunity to profit from the affiliate's growth through this revenue sharing arrangement.

    The table below depicts the pro forma change in our assets under management (assuming all 13 of our affiliates were included for the entire periods presented).

                                                                                             YEAR ENDED DECEMBER
                                                                                                     31,
                                                                                             --------------------
                                                                                               1997       1998
                                                                                             ---------  ---------
                                                                                                (IN MILLIONS)
Assets under management--beginning.........................................................  $  35,324  $  54,961
Net new sales..............................................................................     12,339      2,001
Market appreciation........................................................................      7,298      5,169
                                                                                             ---------  ---------
Assets under management--ending............................................................  $  54,961  $  62,131
                                                                                             ---------  ---------
                                                                                             ---------  ---------

    We generally seek to acquire interests in investment management firms with $500 million to $10 billion of assets under management. The growth in the investment management industry has resulted in a significant increase in the number of firms in this size range. We have identified approximately 1,300 of these firms in the United States, Canada and the United Kingdom. We believe that, in the coming years, a substantial number of investment opportunities will arise as founders of these firms approach retirement age and begin to plan for succession. We also anticipate significant additional investment opportunities in firms that are currently wholly-owned by larger entities. We believe that we can take advantage of these investment opportunities because our management team has substantial industry experience and expertise in structuring and negotiating transactions, as well as a highly organized process for identifying and contacting investment prospects.

                           HOLDING COMPANY OPERATIONS

    Our management performs two primary functions:

    - implementing our strategy of growth through acquisitions of interests in prospective affiliates; and

    - supporting, enhancing, and monitoring the activities of our existing affiliates.

ACQUISITION OF INTERESTS IN PROSPECTIVE AFFILIATES

    The acquisition of interests in new affiliates is a primary element of our growth strategy. Our management takes responsibility for each step in this process, including identification and contact of potential affiliates, and the valuation, structuring and negotiation of transactions. In general, we try to initiate our discussions with potential affiliates on an exclusive basis. We do not actively seek to participate in competitive auction processes or employ investment bankers or finders. However, AMG and its transaction structure have been competitive in cases where investment bankers have been involved. Of our 13 affiliates, five were represented by investment bankers while the remaining eight were transactions initiated by our management.

    Our management identifies and develops relationships with promising potential affiliates based on a thorough understanding of the universe of mid-sized investment management firms derived from our proprietary database made up of data from third party vendors, public and industry sources and our own research. We use this database to screen and prioritize investment prospects. We also use the database to monitor the level and frequency of interaction with potential affiliates. This database and our related contact management system help us to identify promising potential affiliates and to develop and maintain relationships with these firms.

    We try to increase awareness of our approach to investing by actively participating in conferences and seminars related to succession planning for investment management firms. These activities lead to a substantial number of unsolicited calls to AMG by firms considering succession planning issues. In addition, our management maintains an active calling program in order to develop relationships with prospective affiliates. In the past three years, our management has visited over 440 firms. We believe that we have established ongoing relationships with a substantial number of firms which will be considering succession planning alternatives in the future.

    Once discussions with a target firm lead to transaction negotiations, our management team performs all of the functions related to the valuation, structuring, and negotiation of the transaction. Our management team includes professionals with substantial experience in mergers and acquisitions of investment management firms.

    Upon the negotiation and execution of definitive agreements, the target firm contacts its clients to notify them and seek their consent to the transaction (which constitutes an assignment of the firm's investment advisory contracts), as required by the Investment Advisers Act. If the firm has mutual fund clients, the firm seeks new contracts with those funds, as required by the 1940 Act. The new contracts must be approved by the funds' shareholders, through a proxy process.

AFFILIATE SUPPORT

    In addition to seeking new investments, we seek to support and enhance the growth and operations of our affiliates. We believe that the management of each affiliate is in the best position to assess its firm's needs and opportunities, and that the autonomy and culture of each affiliate should be preserved. However, when requested by the management of an affiliate, we provide strategic, marketing and operational assistance. We believe that our affiliates find these support services attractive because the services otherwise may not be as accessible or as affordable to mid-sized investment management firms.

    In addition to the diverse industry experience and knowledge of our senior management, we maintain relationships with many consultants whose specific expertise enhances our ability to offer a wide range of assistance. Our initiatives to support our affiliates have included:

    - new product development,

    - marketing material development,

    - institutional sales assistance,

    - recruiting,

    - compensation evaluation,

    - regulatory compliance audits, and

    - client satisfaction surveys.

    We also work to obtain discounts on some of the products and services that our affiliates need, such as:

    - sales training seminars,

    - public relations services,

    - insurance, and

    - retirement benefits.

    One way that we seek to enhance the growth of our affiliates is by helping them acquire smaller investment management firms or teams which are not suitable as stand-alone investments by AMG. Mid-sized firms may have difficulty finding and capitalizing on these opportunities on their own. As an example, in July 1998, we structured and financed the acquisition of Sound Capital Partners by The Burridge Group LLC, one of our affiliates.

OUR STRUCTURE AND RELATIONSHIP WITH AFFILIATES

    As part of our investment structure, each of our affiliates is organized as a separate and largely autonomous limited liability company or partnership. Each affiliate operates under its own organizational document, a limited liability company agreement or partnership agreement. The organizational document includes provisions regarding the use of the affiliate's revenues and the management of the affiliate. The organizational document also generally gives management owners the ability to realize the value of their retained equity interests in the future. While the organizational document of each affiliate is agreed upon at the time of our investment, from time to time we agree to amendments to accommodate our business needs or those of our affiliates.

OPERATIONAL AUTONOMY OF AFFILIATES

    We develop the management provisions in each organizational document jointly with the affiliate's senior management at the time we make our investment. Each organizational document has provisions that differ from the others. However, all of them give the affiliate's management team the power and authority to carry on the day-to-day operations and management of the affiliate, including matters relating to:

    - personnel,

    - investment management,

    - policies and fee structures,

    - product development,

    - client relationships, and

    - employee compensation programs.

However, we retain the authority to prevent some specified types of actions which we believe could adversely affect cash distributions to AMG. For example, none of the affiliates may incur material indebtedness without our consent. AMG itself does not engage in the business of providing investment advice and, therefore, is not registered as an investment adviser.

REVENUE SHARING ARRANGEMENTS

    When we make an investment in an affiliate, we negotiate a revenue sharing arrangement with that affiliate, which we place in its organizational document. The revenue sharing arrangement allocates a percentage of revenues (typically 50-70%) for use by management of that affiliate in paying operating expenses of the affiliate, including salaries and bonuses. We call this the "Operating Allocation". We determine the percentage of revenues designated as Operating Allocation for each affiliate in consultation with the managers of the affiliate at the time of our investment based on the affiliate's historical and projected operating margins. The organizational document of each affiliate allocates the remaining portion of the affiliate's revenues (typically 30-50%) to the owners of that affiliate (including AMG), generally in proportion to their ownership of the affiliate. We call this the "Owners' Allocation" because it is the portion of revenues which the affiliate's management is prohibited from spending on operating expenses without the prior consent of AMG. Each affiliate distributes its Owners' Allocation to its management owners and AMG in proportion to their ownership interests in that affiliate.

    Before agreeing to these allocations, we examine the revenue and expense base of the firm. We only agree to a division of revenues if we believe that the Operating Allocation will cover all operating expenses of the affiliate, including in cases involving an increase in expenses, or a decrease in revenues without a corresponding decrease in operating expenses.

While our management has significant experience in the asset management industry, we cannot be certain that we will successfully anticipate changes in the revenue and expense base of any firm. Therefore, we cannot be certain that the agreed-upon Operating Allocation will be large enough to pay for all operating expenses, including salaries and bonuses of the affiliate.

    One of the purposes of our revenue sharing arrangements is to provide ongoing incentives for the managers of the affiliates, by allowing them:

    - to participate in their firm's growth, through their compensation from the Operating Allocation,

    - to receive a portion of the Owners' Allocation based on their ownership interest in the affiliate, and

    - to control operating expenses, thereby increasing the portion of the Operating Allocation which is available for growth initiatives and bonuses for management of the affiliate.

The managers of each affiliate thus have an incentive to both increase revenues (thereby increasing the Operating Allocation) and to control expenses (thereby increasing the excess Operating Allocation).

    The revenue sharing arrangements allow AMG to participate in the revenue growth of each affiliate, because AMG receives a portion of the additional revenue as its share of the Owners' Allocation. However, we participate in that growth to a lesser extent than the managers of the affiliate, because we do not share in the growth of the Operating Allocation.

    Under the organizational documents of the affiliates, the allocations and distributions of cash to AMG generally take priority over the allocations and distributions to the management owners of the affiliates. This further protects AMG if there are any expenses in excess of the Operating Allocation of an affiliate. Thus, if an affiliate's expenses exceed its Operating Allocation, the excess expenses first reduce the portion of the Owners' Allocation allocated to the affiliate's management owners, until that portion is eliminated, and then reduce the portion allocated to AMG.

This diagram
illustrates the typical
allocation of our
affiliates' revenues.

    [Diagram demonstrating the flow of revenues from an affiliate to AMG, to management owners of the affiliate, and to pay operating expenses of the affiliate.]

    [Diagram begins on the left side of the page with a square with "Affiliate" written inside; an arrow moves from left to right, beginning on the right side of the square, and connects to a rectangle entitled "Revenue Sharing Agreement".]

    [Two arrows originate from the right side of the "Revenue Sharing Agreement" rectangle; one arrow begins at the top right corner and moves diagonally upwards to the right to an oval shape with "Operating Allocation" written inside; the bottom arrow moves diagonally downwards to the right from the lower right corner of the rectangle and connects to an oval shape with "Owners' Allocation" written inside.]

    [Two arrows originate from the right side of the oval titled "Operating Allocation"; one arrow moves diagonally upwards and to the right and connects with another oval shape entitled "Salary and Bonuses to Employees; Other Operating Expenses"; the second arrow, with the words "Excess Operating Allocation" written on the arrow, moves diagonally downwards and to the right to a rectangle entitled "Affiliate Management Equity Holders".]

    [The "Owners' Allocation" oval has two arrows originating on the right side; one arrow, with the words "Owners' Allocation" written on it, moves diagonally upwards and to the right and connects to the rectangle called "Affiliate Management Equity Holders" described above; the second arrow, with the words "Owners' Allocation" written on it, moves diagonally downwards and to the right and connects to a pennant-shaped symbol with "AMG" written inside.]

CAPITALIZATION OF RETAINED INTEREST

    Under our transaction structure, the management team at each affiliate retains an ownership interest in their own firm. We consider this a key way that we provide management with incentives to grow their firms. In order to provide as much incentive as we can, we include in the organizational documents of each affiliate (other than Paradigm) "put" rights for its management owners. The put rights require us periodically to buy part of the management owners' interests in the affiliate, for cash, AMG shares, or a combination of both. In this way, the management owners can realize a portion of the equity value that they create in their firm. In addition, the organizational documents of some of our affiliates provide us with "call" rights that let us require the management owners to sell portions of their interests in the affiliate to AMG. Finally, the organizational documents of each affiliate include provisions obligating each such owner to sell his or her remaining interests at a point in the future, generally after the termination of his or her employment with the affiliate. Underlying all of these provisions is our basic philosophy that management owners of each affiliate should maintain an ownership level in that affiliate within a range that offers them sufficient incentives to grow and improve their business to create equity value for themselves.

    PUT RIGHTS. The put rights are designed to let the management owners convert portions of their retained ownership interest into cash, AMG stock, or a combination of both, prior to their retirement. In addition, as an alternative to simply purchasing all of a management owner's interest in the affiliate following the termination of his or her employment, the put rights enable us to purchase additional interests in the affiliates at a more gradual rate. We believe that a more gradual purchase of interests in affiliates will make it easier for us to keep our ownership of each affiliate within a desired range. We can do this by transferring purchased interests in the affiliate to more junior members of its management.

    In most cases, the put rights do not become exercisable for a period of several years from the date of our investment in an affiliate. Once exercisable, the put rights generally are limited in the aggregate to a percentage of the management owner's ownership interests. The most common formulation among all the affiliates is that a management owner's put rights:

    - do not commence for five years from the date of AMG's investment (or, if later, the date he or she purchased his or her interest in the affiliate),

    - are limited, in the aggregate, to fifty percent of the interests he or she held in the affiliate, and

    - are limited, in any twelve-month period, to ten percent of the greatest interest he or she held in the affiliate. In addition, the organizational documents of the affiliates generally contain a limitation on the maximum total amount that management of any affiliate may require AMG to purchase pursuant to their put rights in any given twelve-month period.

    The purchase price under the put rights is generally based on a multiple of the affiliate's Owners' Allocation at the time the right is exercised, with the multiple generally having been determined at the time we made our initial investment.

    CALL RIGHTS. The call rights are designed to assure AMG and the management members of some of our affiliates that we can facilitate some transition within the senior management team after an agreed-upon period of time. The call rights vary in each specific instance, but in all cases the timing, mechanism and price are agreed upon when we make our investment. The price is payable in cash or in AMG stock.

    BUY-OUT RIGHTS. The organizational documents of each affiliate provide that the management owners will realize the remaining equity value they have created generally following the termination of their employment with the affiliate. In general, upon a management owner's retirement after an agreed-upon number of years, or upon his or her earlier death, permanent incapacity or termination without cause (but with AMG's consent), that management owner is required to sell to AMG (and AMG is required to purchase from the management owner) his or her remaining interests. The purchase price in these cases is payable either in cash, AMG stock or a combination of cash and AMG stock. The purchase price is generally based on the same formulas that apply to put rights. In general, if a management owner quits early or is terminated for cause, their interests will be purchased by AMG for cash at a substantial discount to the price that he or she would otherwise be paid. Also, in general, if they quit or are terminated for cause within the first several years following our investment (or, if later, the date they purchased their interest in the affiliate) they generally receive nothing for their retained interest.

    If an affiliate collects any key-man life insurance or lump-sum disability insurance proceeds upon the death or permanent incapacity of a management owner, the affiliate must use that money to purchase their interests. A purchase by an affiliate would have the effect of ratably increasing the ownership percentage of AMG and each of the remaining management owners. By contrast, the purchase by AMG only increases AMG's ownership percentage. The organizational documents of most of the affiliates provide for the purchase of such insurance, to the extent requested by AMG. The premium costs are subtracted from the Owners' Allocation of the affiliate, so all of the affiliate's owners (including AMG and management) bear this cost.

                                 OUR AFFILIATES

    In general, our affiliates derive revenues by charging fees to their clients that are typically based on the market value of assets under management. In some instances, however, the affiliates may derive revenues from fees based on investment performance.

BURRIDGE

    Burridge, founded in 1986, is a Chicago and Seattle-based firm which specializes in the management of mid-capitalization and large-capitalization growth equity portfolios. Burridge's clients include corporate, Taft-Hartley and public pension plans, as well as foundations, endowments and individuals. Burridge has two distinct investment teams, a Chicago-based team which manages their mid-capitalization portfolios, and a Seattle-based team which manages their large-capitalization portfolios. Burridge's management team is led by President and Chief Executive Officer, John H. Streur, Jr.

DAVIS HAMILTON JACKSON

    Davis Hamilton Jackson is a Houston-based investment adviser which manages equity securities employing a disciplined growth approach and fixed income instruments. Founded in 1988, the firm is led by its co-founders Robert C. Davis and Jack R. Hamilton, along with a management group of other investment and client service professionals, who serve a diversified client base including pension and profit sharing plans for public and private entities, corporations and Taft-Hartley accounts, as well as trusts, high net worth individuals, and a sub-advised mutual fund.

ESSEX

    Essex is a Boston-based investment advisor specializing in investing in growth equities and fixed income securities employing a fundamental research-driven approach. Founded in 1976, Essex is led by its founder, Chairman and Chief Investment Officer Joseph C. McNay, along with a management group led by Stephen D. Cutler, President, and Stephen R. Clark, Executive Vice President. Essex provides investment advisory services to defined benefit plans, endowments, foundations, partnerships and private individuals and acts as a subadviser to a mutual fund.

FIRST QUADRANT

    First Quadrant specializes in asset allocation and style management on a global basis. First Quadrant, L.P. is headed by Robert D. Arnott, its Chief Executive Officer, a recognized leader in the field of quantitative investing, and its sister company, First Quadrant Limited, is led by William A. R. Goodsall. First Quadrant employs a highly disciplined quantitative methodology to guide its investment strategy. First Quadrant seeks to add value by assessing relative valuations across major segments of the portfolio: among asset classes, across global markets, between equity styles, and in currency allocation. First Quadrant, L.P. has offices in Pasadena, California and Boston, while First Quadrant Limited is based in London. First Quadrant also maintains joint ventures with firms in Toronto, Tokyo and Paris.

GEOCAPITAL

    Founded in 1979, GeoCapital invests in domestic growth and special situation small-capitalization equities on behalf of corporations, retirement programs, foundations, high net worth individuals and private partnerships. Based in New York, the firm is led by its Chairman and Chief Investment Officer, Irwin Lieber, and its President, Barry K. Fingerhut.

GOFEN AND GLOSSBERG

    Gofen and Glossberg is one of the oldest and most respected investment counseling firms in the United States. Founded in 1932, the firm has a long history of managing assets for prominent individuals, families, retirement plans, foundations and endowments. Based in Chicago, the firm is led by its President, William H. Gofen, and its Executive Vice President, Joseph B. Glossberg.

HARTWELL

    Founded in 1961, Hartwell is a New York-based growth stock manager, whose clients include high net worth individuals, an offshore hedge fund and several large private foundations. The management team at Hartwell is led by William C. Miller, IV.

PARADIGM

    Paradigm is a New York-based leader in equity style management. Paradigm's investment process typically begins by identifying several portfolio management styles from a set of active managers with risk and return characteristics of the chosen styles. The process then takes their portfolios and, using a proprietary model, arrives at a smaller portfolio of stocks with risk and return characteristics that match the larger group. Paradigm is led by James E. Francis, President and Chief Executive Officer. Paradigm has a diversified client list of public and private pension fund clients. AMG holds a minority ownership interest in Paradigm.

RENAISSANCE

    Based in Cincinnati, Ohio, Renaissance provides quantitatively-based investment management strategies to a variety of institutional and individual clients. The firm is led by Managing Directors Michael A. Schroer, Donald W. Kennedy and Paul A. Radomski.

RORER

    Rorer is a value-oriented equity and fixed income manager based in Philadelphia which offers four types of investment management accounts: large cap equity, mid-cap equity, balanced, and fixed income. Founded in 1978, Rorer is led by its founder Edward C. Rorer, Chairman and Chief Investment Officer, and a committee including James G. Hesser, President, and Clifford B. Storms, Jr., Director of Research.

SKYLINE

    Skyline is a Chicago-based firm which specializes in small-capitalization and mid-capitalization value equities. Skyline manages assets for institutional clients, as well as three no-load mutual funds, SKYLINE SPECIAL EQUITIES, SKYLINE SMALL-CAP VALUE PLUS and SKYLINE SMALL-CAP CONTRARIAN. The firm is led by its President, William Dutton, who was named Morningstar Portfolio Manager of the Year in 1992.

SYSTEMATIC

    Located in Teaneck, New Jersey, Systematic manages assets on behalf of a variety of corporations, jointly-trusteed and public pension funds as well as for high net worth individuals, principally through wrap programs. Systematic is led by its Chief Investment Officer Gyanendra (Joe) Joshi. Systematic offers three products: core value equity, small-capitalization value equity and free cash flow value equity.

TWEEDY, BROWNE

    Tweedy, Browne is recognized as a leading practitioner of the value-oriented investment approach first advocated by Benjamin Graham. Tweedy, Browne manages domestic, international and global equity portfolios for institutions, individuals, partnerships and mutual funds. The firm, which is the successor to Tweedy & Co., a brokerage firm founded in 1920, is led by Christopher H. Browne, William H. Browne and John D. Spears. Based in New York, the firm also maintains a research office in London.

                              SELLING STOCKHOLDERS

    The following table sets forth the number of shares of our Common Stock beneficially owned by each selling stockholder as of December 31, 1998, the number of shares each selling stockholder will sell in this offering and the number of shares which each selling stockholder will beneficially own upon completion of this offering. The selling stockholders have furnished to us the information set forth below and this information is accurate to the best of our knowledge.

                                                          BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                         PRIOR TO OFFERING (2)                      AFTER OFFERING(2)
                                                        ------------------------    SHARES TO    ------------------------
NAME(1)                                                   SHARES       PERCENT       BE SOLD       SHARES       PERCENT
                                                        -----------  -----------  -------------  -----------  -----------
Chase Equity Associates, L.P.(3)......................    1,666,650         8.6%       555,555     1,111,095         4.8%
BankAmerica Corporation(4)............................    1,305,160         6.8        200,000     1,105,160         4.7
TA Associates Group(5)................................      858,821         4.5        858,821       --           --
William J. Nutt(6)....................................      600,741         3.1         50,000       550,741         2.4
Hartford Accident and Indemnity Company...............      373,150         1.9        200,000       173,150       *
Irwin Lieber(7).......................................      265,972         1.4         26,600       239,372         1.0
Sean M. Healey(8).....................................      255,431         1.3         40,000       215,431       *
Chestnut Group(9).....................................      225,444         1.2        225,444       --           --
Barry K. Fingerhut(10)................................      185,661       *             20,000       165,661       *
Levon Chertavian, Jr.(11).............................      101,722       *              7,500        94,222       *
Nathaniel Dalton(12)..................................       78,708       *             20,000        58,708       *
Seth W. Brennan(13)...................................       40,528       *             10,000        30,528       *
Jeffrey S. Murphy(14).................................       24,761       *              8,400        16,361       *
Jonathan Lieber(15)...................................       17,476       *              3,000        14,476       *
Seth Lieber(16).......................................       17,476       *              4,000        13,476       *
Andrew Fingerhut......................................       15,582       *              2,000        13,582       *
Dana Lieber...........................................       15,582       *              1,600        13,982       *

After the offering, our executive officers and directors will hold 1,977,802 shares (including shares subject to vested and unvested options).

------------------------

*   Less than 1%

(1) The address of Chase Equity Associates, L.P. is 380 Madison Avenue, 12(th) Floor, New York, New York 10017. The address of the TA Associates Group is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720. The address of BankAmerica Corporation is 100 North Tryon Street, Charlotte, North Carolina 28255. The address of Hartford Accident and Indemnity Company is 200 Hopmeadow Street, P.O. Box 2999, Simsbury, Connecticut 06104. The address of the Chestnut Group is c/o MVP Ventures, 288 Littleton Road, Suite 25, Westford, MA 01886. The address of Messrs. I. Lieber, B. Fingerhut, J. Lieber, A. Fingerhut and S. Lieber and Ms. Lieber is c/o GeoCapital, LLC, 767 Fifth Avenue, 45th Floor, New York, New York 10153-4590. The address of all other listed stockholders is c/o Affiliated Managers Group, Inc., Two International Place, 23rd Floor, Boston, Massachusetts 02110.

(2) In computing the number of shares of voting Common Stock beneficially owned by a person, shares of voting Common Stock subject to options and warrants held by that person that are currently exercisable or that become exercisable within 60 days of December 31, 1998 and shares of voting Common Stock issuable upon conversion of currently convertible securities or securities that could become convertible within 60 days of December 31, 1998 held by that person are deemed outstanding. For purposes of computing the percentage of outstanding shares of voting Common Stock beneficially owned by such person, the shares subject to options or warrants or underlying convertible securities that are currently exercisable or convertible or that become exercisable or convertible within 60 days of December 31, 1998 are deemed to be outstanding for such person but are not deemed to be outstanding for purposes of computing the ownership percentage of any other person. As of December 31, 1998, a total of 19,282,559 shares of voting Common Stock were outstanding.

(3) The 1,666,650 shares beneficially owned by Chase Equity Associates, L.P. are shares of non-voting Class B Common Stock, convertible under some circumstances into voting Common Stock.

(4) The 1,305,160 shares beneficially owned by BankAmerica Corporation include
    (i) 750,000 shares of Common Stock and 220,150 shares of Class B Common Stock beneficially owned by NationsBanc Investment Corporation; (ii) 235,800 shares beneficially owned by NationsBank, N.A., of which 206,400 shares are held by Trade Street Investment Associates, Inc. and 122,700 shares are under the discretionary authority of NationsBanc Advisors, Inc.; (iii) 90,400 shares beneficially owned by Bank of America National Trust and Savings Association; and (iv) 8,810 shares held by BankAmerica Capital Corp. BankAmerica Corporation is a parent holding company of Bank of America National Trust and Savings Association, BankAmerica Capital Corporation and NB Holdings Corporation, which is a holding company of its subsidiaries NationsBanc Investment Corporation, NationsBank, N.A., Trade Street Investment Associates, Inc. and NationsBanc Advisors, Inc.

(5) Includes (i) 446,941 shares owned by Advent Atlantic and Pacific II L.P.,
    (ii) 161,152 shares owned by Advent Industrial II L.P., (iii) 217,372 shares owned by Advent New York L.P., (iv) 24,338 shares owned by TA Associates VII L.P., (v) 4,509 shares owned by TA Associates, Inc., and (vi) 4,509 shares owned by TA Associates Service Corporation. The foregoing partnerships and corporations are part of an affiliated group of investment partnerships and other entities referred to, collectively, as the TA Associates Group. The general partner of each of Advent Industrial II L.P. and Advent New York L.P. is TA Associates VI L.P. The general partner of Advent Atlantic and Pacific II L.P. is TA Associates AAP II Partners L.P. The general partner of each of TA Associates VII L.P., TA Associates VI L.P. and TA Associates AAP II Partners L.P. is TA Associates, Inc. TA Associates, Inc. is also the sole stockholder of TA Associates Service Corporation. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all the shares of Common Stock held of record by the named partnerships or corporations; individually no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power.

(6) Includes 5,823 shares of restricted Common Stock which will vest in March 1999 and 58,181 shares of Common Stock subject to options exercisable within 60 days. Excludes (i) 229,319 shares subject to unvested options and (ii) 89,139 shares held by irrevocable trusts for the benefit of members of Mr. Nutt's immediate family of which Mr. Nutt is not a trustee, of which shares Mr. Nutt disclaims beneficial ownership. Mr. Nutt is our President and Chief Executive Officer and the Chairman of our Board of Directors.

(7) Mr. Lieber is the Chairman and Chief Investment Officer of GeoCapital, an affiliate of AMG.

(8) Includes (i) 8,750 shares of restricted Common Stock which will vest in March 1999, and (ii) 55,431 shares of Common Stock subject to options exercisable within 60 days. Excludes 214,569 shares subject to unvested options. Mr. Healey is our Executive Vice President.

(9) Includes 169,051 shares held by Chestnut III Limited Partnership and 56,393 shares held by Chestnut Capital International III Limited Partnership. Messrs. Jonathan J. Fleming, Michael F.

    Schiavo, Peter A. Schober and John G. Turner are the general partners of Chestnut III Management Limited Partnership ("CMLP") and MVP Capital Limited Partnerhsip ("MVP"). CMLP has voting and investment power to act for Chestnut III Limited Partnership. MVP has voting and investment power to act for Chestnut Capital International III Limited Partnership.

(10) Mr. Fingerhut is the President of GeoCapital, an affiliate of AMG.

(11) Includes (i) 6,250 shares of restricted Common Stock which will vest in March 1999, and (ii) 19,222 shares of Common Stock subject to options exercisable within 60 days. Excludes 63,278 shares subject to unvested options. Mr. Chertavian is our Senior Vice President, Affiliate Support.

(12) Includes (i) 12,500 shares of restricted Common Stock which will vest in May 1999, and (ii) 30,780 shares of Common Stock subject to options exercisable within 60 days. Excludes 107,292 shares subject to unvested options. Mr. Dalton is our Senior Vice President, General Counsel and Secretary.

(13) Includes (i) 4,375 shares of restricted Common Stock which will vest in March 1999, and (ii) 24,028 shares of Common Stock subject to options exercisable within 60 days. Excludes 80,972 shares subject to unvested options. Mr. Brennan is a Vice President of AMG.

(14) Includes (i) 2,500 shares of restricted Common Stock which will vest in March 1999, and (ii) 13,861 shares of Common Stock subject to options exercisable within 60 days. Excludes 54,139 shares subject to unvested options. Mr. Murphy is a Vice President of AMG.

(15) Mr. Lieber is a portfolio manager with GeoCapital, an affiliate of AMG.

(16) Mr. Lieber is a portfolio manager with GeoCapital, an affiliate of AMG.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement we filed with the Securities and Exchange Commission ("SEC") to register the shares offered in this offering. It does not repeat important information that you can find in our registration statement or in the reports and other documents that we file with the SEC. For further information about AMG and our Common Stock, you should read the registration statement and the exhibits to the registration statement. Statements contained in this prospectus concerning documents we have filed with the SEC as exhibits to the registration statement or otherwise are not necessarily complete and, in each instance, you should refer to the actual filed document.

    We have not authorized anyone to provide you any information different from that contained in this prospectus. The Common Stock may be offered for sale only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Common Stock.

    In this prospectus, the terms or words "AMG," "we," "us," and "our" refer to Affiliated Managers Group, Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, Mail Stop 1-2, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available from the New York Stock Exchange and at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

    - Registration Statement on Form 8-A filed on October 7, 1997,

    - Annual Report on Form 10-K for the fiscal year ended December 31, 1997,

    - Quarterly Report on Form 10-Q for the quarter ended March 31, 1998,

    - Current Report on Form 8-K event date March 20, 1998,

    - Amendment No. 1 to Current Report on Form 8-K/A event date March 20, 1998,

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 1998,

    - Quarterly Report on Form 10-Q for the quarter ended September 30, 1998,

    - Current Report on Form 8-K event date January 6, 1999,

    - Current Report on Form 8-K event date February 1, 1999, and

    - Current Report on Form 8-K event date February 1, 1999.

    You may request a copy of these filings, at no cost, by writing or telephoning AMG at Two International Place, 23(rd) Floor, Boston, MA 02110, telephone (617) 747-3300, attention: Investor Relations.

                             VALIDITY OF SECURITIES

    The validity of the shares of Common Stock offered hereby will be passed upon for AMG by Goodwin, Procter & Hoar LLP, Boston, Massachusetts, and for the Underwriters by Sullivan & Cromwell, New York, New York. Partners (or, in the case of partners which are professional corporations, the sole stockholders of such corporations) of Goodwin, Procter & Hoar LLP own an aggregate of 43,392 shares of Common Stock.

                                    EXPERTS

    The following financial statements have been incorporated by reference in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing:

    - the consolidated balance sheets of AMG as of December 31, 1996 and 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997;

    - the balance sheets of Essex Investment Management Company, Inc. as of November 30, 1995, 1996 and 1997 and related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended November 30, 1997;

    - the statement of financial condition of GeoCapital Corporation as of September 30, 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended September 30, 1997;

    - the statements of financial condition of Tweedy, Browne Company L.P. as of October 8, 1997 and the related statements of operations, changes in partners' capital and cash flows for the period January 1, 1997 through October 8, 1997; and

    - the statement of financial condition of Gofen and Glossberg, Inc. as of May 6, 1997 and the related statements of operations, changes in shareholders' equity and cash flows for the period January 1, 1997 through May 6, 1997.

                                  UNDERWRITING

    AMG, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Schroder & Co. Inc. are the representatives of the Underwriters.

                               Underwriters                                  Number of Shares
---------------------------------------------------------------------------  -----------------
Goldman, Sachs & Co........................................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated.........................
Morgan Stanley & Co. Incorporated..........................................
Schroder & Co. Inc.........................................................
                                                                             -----------------
      Total................................................................        6,232,920
                                                                             -----------------
                                                                             -----------------

                            ------------------------

    If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 934,938 shares from AMG to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion set forth in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by AMG and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 934,938 additional shares.

                                  Paid by AMG

                                             Full
                           No Exercise     Exercise
                           ------------  ------------
Per Share................   $             $
Total....................   $             $

                        Paid by the Selling Stockholders

                                             Full
                            No Exercise    Exercise
                            -----------  ------------
Per Share.................   $            $
Total.....................   $            $

    Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to
other brokers or dealers at a discount of up to $         per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    AMG and the selling stockholders have agreed with the Underwriters not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this
prospectus continuing through the date   days after the date of this prospectus,
except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Risk Factors--Shares Available for Future Sale" for a discussion of certain transfer restrictions.

    In connection with this offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while this offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short-covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The representatives of the Underwriters have in the past provided, and may in the future from time to time provide, investment banking services to AMG or one or more of the affiliates, for which they may receive customary fees. Among other things, Goldman, Sachs & Co. acted as financial advisor to, and received a customary fee from, the partners of Tweedy, Browne in connection with AMG's investment in Tweedy, Browne in 1997.

    AMG and the selling stockholders estimate that their shares of the total expenses of this offering, excluding underwriting discounts and commissions,
will be approximately $               and $               , respectively.

    AMG and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 --------------

                               TABLE OF CONTENTS

                                            Page
                                            -----
Prospectus Summary.....................           3
Risk Factors...........................          11
Use of Proceeds........................          21
Dividend Policy........................          21
Capitalization.........................          22
Dilution...............................          23
Recent Developments....................          24
Business...............................          28
Selling Stockholders...................          36
About This Prospectus..................          39
Where You Can Find More Information....          39
Validity of Securities.................          40
Experts................................          40
Underwriting...........................         U-1

                                6,232,920 Shares

                                   AFFILIATED
                              MANAGERS GROUP, INC.

                                  Common Stock

                                ---------------

                                     [LOGO]
                                ---------------

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SCHRODER & CO. INC.

                      Representatives of the Underwriters

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION (1)

    Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions, are estimated as follows:

SEC Registration Fee.............................................  $  62,894
NASD and NYSE Fees...............................................      *
Printing Expenses................................................      *
Legal Fees and Expenses..........................................      *
Accounting Fees and Expenses.....................................      *
Expenses of Qualification Under State Securities Laws............      *
Transfer Agent's Fees............................................      *
Miscellaneous Costs..............................................      *
                                                                   ---------
      Total......................................................  $   *

------------------------

*   To be completed by amendment.

(1) The amounts set forth above, except for the SEC, NASD and NYSE Fees, are in each case estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Restated Certificate of Incorporation and Amended and Restated By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102 (b) (7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) authorize the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, or for omissions not in good faith or involving transactions from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

    The Registrant has purchased an insurance policy covering the officers and directors of the Registrant with respect to some liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

       1.1 Form of Underwriting Agreement*
       3.1 Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of the Registrant (File No. 333-34679))
       3.2 Amended and Restated By-Laws (incorporated by reference to Exhibit 3.3 to the
           Registration Statement on Form S-1 of the Registrant (File No. 333-34679))
       4.1 Specimen Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to the
           Registration Statement on Form S-1 of the Registrant (File No. 333-34679))

       5.1 Opinion of Goodwin Procter & Hoar LLP, with respect to the legality of the shares being registered*
      23.1 Consent of PricewaterhouseCoopers LLP, independent accountants of AMG
      23.2 Consent of PricewaterhouseCoopers LLP, independent accountants of Essex Investment
           Management Company, Inc.
      23.3 Consent of PricewaterhouseCoopers LLP, independent accountants of GeoCapital
           Corporation
      23.4 Consent of PricewaterhouseCoopers LLP, independent accountants of Tweedy, Browne
           Company L.P.
      23.5 Consent of PricewaterhouseCoopers LLP, independent accountants of Gofen & Glossberg,
           Inc.
      23.6 Consent of Goodwin Procter & Hoar LLP (included in Exhibit 5.1)*

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 1st day of February, 1999.

                                AFFILIATED MANAGERS GROUP, INC.

                                By:             /s/ DARREL W. CRATE
                                     ------------------------------------------
                                                  Darrell W. Crate
                                       Chief Financial Officer and Treasurer

    KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Darrell W. Crate and Nathaniel Dalton such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board of
     /s/ WILLIAM J. NUTT          Directors, President and
------------------------------    Chief Executive Officer    February 1, 1999
       William J. Nutt            (Principal Executive
                                  Officer)

                                Chief Financial Officer
     /s/ DARREL W. CRATE          and Treasurer (Principal
------------------------------    Financial and Accounting   February 1, 1999
       Darrell W. Crate           Officer)

     /s/ RICHARD E. FLOOR
------------------------------  Director and Secretary       February 1, 1999
       Richard E. Floor

    /s/ P. ANDREWS MCLANE
------------------------------  Director                     February 1, 1999
      P. Andrews McLane

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

   /s/ JOHN M. B. O'CONNOR
------------------------------  Director                     February 1, 1999
     John M. B. O'Connor

    /s/ W. W. WALKER, JR.
------------------------------  Director                     February 1, 1999
      W. W. Walker, Jr.

     /s/ WILLIAM F. WELD
------------------------------  Director                     February 1, 1999
       William F. Weld